Exhibit 99.2

Material indicated with a “[***]” has been redacted pursuant to a request for Confidential
Treatment under the Freedom of Information Act. Such material has been filed seperately with the Securities and Exchange Commission.

THIRD AMENDED AND RESTATED MARGIN LOAN AGREEMENT

Dated as of October 26, 2016

among

Gazit-Globe Ltd.,

as Borrower,

MGN (USA) INC.,

as Outgoing Borrower

VARIOUS LENDERS

and

CITIBANK, N.A.,

as Administrative Agent

i

5.05	Disclosure	56
5.06	Litigation	56
5.07	No Default	56
5.08	Compliance with Laws	57
5.09	Taxes	57
5.10	Governmental Authorization; Other Consents	57
5.11	Organization Documents	57
5.12	Margin Regulations; Investment Company Act and Other Governmental Regulation	57
5.13	[Reserved]	58
5.14	Solvency	58
5.15	PATRIOT Act; Sanctions; Anti-Corruption	58
5.16	No Material Non-public Information	59
5.17	Bulk Sale and Private Sale	59
5.18	Status of Common Shares	59
5.19	Reporting Obligations	61
5.20	No Tag-Along Right	61

ARTICLE VI AFFIRMATIVE COVENANTS		62

6.01	Financial Statements	62
6.02	Certificates; Other Information	62
6.03	Certification of Public Information	63
6.04	Notices	63
6.05	Preservation of Existence, Etc.	63
6.06	Payment of Taxes and Claims	63
6.07	Compliance with Laws and Material Contracts	64
6.08	Books and Records	64
6.09	Use of Proceeds	64
6.10	Purpose Statement	64
6.11	Further Assurances	64
6.12	Future Financings	64
6.13	Bank Leumi Pledges	64

ARTICLE VII NEGATIVE COVENANTS		65

7.01	Liens	65
7.02	Indebtedness	65
7.03	Fundamental Changes	65
7.04	Amendments or Waivers of Organization Documents	65
7.05	Status of Common Shares	65
7.06	Dispositions	65
7.07	Restricted Payments	65
7.08	Transactions with Affiliates	66
7.09	Collateral	66
7.10	Investment Company	66
7.11	Negative Pledges	66

7.12	Block Sale	66
7.13	Amendments or Waivers of CPPIB Agreement	66

ARTICLE VIII EVENTS OF DEFAULT AND REMEDIES		66

8.01	Events of Default	66
8.02	Remedies Upon Event of Default	70
8.03	Application of Funds	71
8.04	Cure Periods	71
8.05	Form 45-102F1	71

ARTICLE IX AGENTS		72

9.01	Authorization and Authority	72
9.02	Agent Individually	72
9.03	Duties of the Agents; Exculpatory Provisions	73
9.04	Reliance by Agent	74
9.05	Delegation of Duties	74
9.06	Resignation of Agent	74
9.07	Non-Reliance on the Agents and Other Lenders	74
9.08	Withholding Taxes	75
9.09	Borrower’s Right to Deal Exclusively With Administrative Agent	75

ARTICLE X MISCELLANEOUS		76

10.01	Amendments, Etc	76
10.02	Notices; Effectiveness; Electronic Communication	77
10.03	No Waiver; Cumulative Remedies	78
10.04	Expenses; Indemnity; Damage Waiver	79
10.05	Payments Set Aside	80
10.06	Successors and Assigns	80
10.07	Confidentiality	82
10.08	Right of Setoff	82
10.09	Interest Rate Limitation	83
10.10	Counterparts; Integration; Effectiveness	83
10.11	Survival of Representations and Warranties	83
10.12	Severability	83
10.13	Governing Law; Jurisdiction; Etc	84
10.14	Waiver of Jury Trial	84
10.15	Judgment	85
10.16	USA PATRIOT Act Notice	85
10.17	Bankruptcy Code	85
10.18	Conflicts	86
10.19	Electronic Execution of Assignments	86
10.20	Effect of Amendment and Restatement	86
10.21	Service of Process	86
10.22	Eligible Financial Contract	86

SCHEDULES

10.02	Addresses for Notices

EXHIBITS

Form of

A	Loan Notice
B	Note
C1	MGN America SPV Security Agreement
C2	MGN USA SPV Security Agreement
D	[RESERVED]
E	Assignment and Assumption Agreement
F	Company Consent Letter
G	[RESERVED]
H	Solvency Certificate
I	[RESERVED]
J	Amended and Restated Canadian Security Agreement
K1	English Security Agreement
K2	Hebrew translation of English Security Agreement

THIRD AMENDED AND RESTATED MARGIN LOAN AGREEMENT

This THIRD AMENDED AND RESTATED MARGIN LOAN AGREEMENT (“Agreement”) is entered into as of October 26, 2016 by and among Gazit-Globe Ltd., a limited liability company established under the laws of the State of Israel (the “Borrower”) MGN (USA) INC. a Nevada corporation, as the outgoing borrower (the “Outgoing Borrower”), the Lenders party hereto and CITIBANK, N.A., as Administrative Agent (in such capacity, the “Administrative Agent”).

The Borrower and the Outgoing Borrower have requested that the Lenders amend and restate in its entirety the Second Amended and Restated Loan Agreement (as defined below), and the Lenders are willing to do so on the terms and conditions set forth herein, including Section 10.20.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I
DEFINITIONS AND ACCOUNTING TERMS

1.01           Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Activities” has the meaning specified in Section 9.02(b).

“Adjusted Maintenance LTV Ratio” means the lesser of (i) the Maintenance LTV Ratio and (ii) the Regulation U Percentage.

“Administrative Agent” has the meaning specified in the introductory paragraph hereto.

“Affiliate” means, with respect to any Person, another Person, that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified; provided that none of (a) ATRS Company, CTY Company, EQY Company and FCR Company or (b) any affiliate of such Person that is listed for trading on an exchange in any of North America, Israel, the European Union, Brazil, or any other sovereign entity the long-term debt of which is rated investment grade by Standard & Poor’s, Moody’s or Fitch Group from time to time shall be deemed to be an Affiliate for purposes of the Agreement.

“Agent” means each of the Administrative Agent and the Calculation Agent.

“Agent Account” means the account of the Administrative Agent specified in Schedule 10.02 or such other account of the Administrative Agent as is designated in writing from time to time by the Administrative Agent to the Borrower and the Lenders for such purpose.

“Agent’s Group” has the meaning specified in Section 9.02(b).

“Agreement” means this Third Amended and Restated Margin Loan Agreement, dated as of October 26, 2016, as it may be further amended, supplemented or otherwise modified from time to time.

“Anti-Corruption Laws” shall mean all laws, rules, and regulations of any jurisdiction applicable to the Borrower or any of its Subsidiaries from time to time concerning or relating to bribery or corruption, including without limitation the United States Foreign Corrupt Practices Act of 1977, as amended, and other similar legislation in any other jurisdictions.

“Applicable Account” means (i) with respect to the CTY Shares, the UK Accounts, (ii) with respect to the FCR Shares, the Canadian Account and (iii) with respect to the EQY Shares or any other Collateral, the relevant US Account.

“Applicable Undrawn Commitment Fee Percentage” means [* * *] per annum up to and including the Threshold Date and [* * *] per annum from, but excluding the Threshold Date.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of any Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Assignment and Assumption” means an agreement substantially in the form of Exhibit E.

“ATRS Company” means Atrium European Real Estate Limited, a company existing under the laws of the Bailiwick of Jersey and its successors.

“Available Amount” means, as of any Loan Date, the lesser of (a) the Commitment Amount and (b) the product of (i) (x) [* * *] (with respect to the initial Loans made on the Third Restatement Date or (y) [* * *] (with respect to any Loans made after the Third Restatement Date) and (ii) the Collateral Value.

“Banking Day” means any day, except a Saturday, Sunday or other day on which commercial banks in New York are required by Law to close, which is also a day on which commercial banks are open for international business (including dealing in Dollar deposits) in London.

“Bankruptcy Code” means the United States Bankruptcy Code.

“Base Rate” means, for any day, a fluctuating rate per annum equal to the higher of (a) [* * *] and (b) [* * *].

“Base Rate Loan” means any loan bearing interest at a rate determined by reference to the Base Rate.

“Basket Value Decline Event” means, at any time, the Collateral Value is less than [* * *] (as set forth in Annex 2 hereto).

“Block Sale” means a privately negotiated sale of Common Shares executed in an accelerated book-built offering effected and managed by a financial intermediary off of the relevant Exchange.

“Borrower” has the meaning specified in the introductory paragraph hereto.

“Borrower Financial Statements” means (a) the audited consolidated balance sheet of the Borrower as at December 31, 2015, and the related consolidated statements of results of operations and cash flows of the Borrower for the fiscal year then ended, accompanied by an opinion of Ernst & Young LLP, independent public accountants and (b) the unaudited consolidated balance sheet of the Borrower as at June 30, 2016, and the related consolidated statement of results of operations and cash flows of the Borrower for the six months then ended duly certified by a Responsible Officer of the Borrower.

“Business Day” means any day other than a Saturday, Sunday, any day listed in Annex 1 or other day on which commercial banks are required or authorized to close under the Laws of, or are in fact closed, in New York.

“Calculation Agent” means Citibank, N.A.

“Canadian Account” has the meaning given to the term “Pledge Account” in the Canadian Security Agreement.

“Canadian Dollar” and “CAN$” mean lawful currency of Canada.

“Canadian Guarantor” means Gazit Canada Inc.

“Canadian Guaranty” means the Guaranty Agreement, dated as of the date hereof, among Gazit Canada Inc. and Citibank, N.A. as Administrative Agent.

“Canadian Loan Agreement” means that certain Amended and Restated Credit Agreement dated as of September 1, 2015 between Gazit Canada Inc. and Citibank N.A., as Agent and as Lender thereunder.

“Canadian Payout Letter” means that certain Payout Letter, dated as of the date hereof, between Gazit Canada Inc. and Citibank N.A., as Agent and as Lender under the Canadian Loan Agreement.

“Canadian Security Agreement” means the Amended and Restated Pledge and Security Agreement to be executed by the Canadian Guarantor substantially in the form of Exhibit J.

“Cash” means U.S. dollars in immediately available funds.

“Change in Law” means the occurrence, after the Third Restatement Date, of any of the following: (a) the adoption or taking effect of any Law, (b) any change in any Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of Law) by any Governmental Authority, provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Change of Control” means any change or event that results in Borrower ceasing to beneficially own or Control directly or indirectly 51% on a fully diluted basis of the voting and economic Equity Interests of any Guarantor.

“Closing Price” means, as of any date of determination, the amount in Dollars equal to the closing sale price per share (or if no closing sale price is reported, the average of the last bid and ask prices or, if more than one in either case, the average last bid and the average last ask prices) of the relevant Common Shares on that date as reported in composite transactions for the relevant Exchange. If the relevant Common Shares are not listed for trading on a U.S. national or regional securities exchange (in the case of the EQY Shares), a reasonably comparable equivalent in Canada (in the case of the FCR Shares) or a reasonably comparable equivalent in the European Union (in the case of the CTY Shares) on the relevant date, the “Closing Price” for the relevant Common Shares will be the average of the last quoted bid and ask prices for the relevant Common Shares in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If the relevant Common Shares are not so quoted or if no such price has been published by the relevant Exchange, but bid or ask prices are available at such time, the “Closing Price” for the relevant Common Shares will be the median of the mid-point of the last bid and ask prices for the relevant Common Shares on the relevant date from each of at least three nationally recognized independent investment banking firms (in the case of the EQY Shares), at least three nationally recognized independent investment banking firms in Canada (in the case of the FCR Shares) or at least three reasonably comparable European Union equivalents (in the case of the CTY Shares), which may include the Calculation Agent, selected by the Calculation Agent in its reasonable discretion for this purpose.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means any and all “Collateral”, “MGN America SPV Collateral”, “MGN USA SPV Collateral”, “Charged Property” and “Pledged Collateral” as defined in any Collateral Document.

“Collateral Documents” means each US Security Agreement, the MGN America SPV Control Agreement (as defined in the MGN America SPV Security Agreement), the MGN USA SPV Control Agreement (as defined in the MGN USA SPV Security Agreement), the Canadian Security Agreement (to the extent that there are, or are required to be in order to avoid a breach of the Loan Documents, FCR Shares in the Canadian Account), the English Security Agreement (to the extent that there are, or are required to be in order to avoid a breach of the Loan Documents, CTY Shares or Cash in the UK Accounts) and any additional pledges or security agreements required to be delivered pursuant to the Loan Documents, including any additional security agreement or control agreements with respect to the EQY Shares, FCR Shares (to the extent that there are, or are required to be in order to avoid a breach of the Loan Documents, FCR Shares in the Canadian Account) or CTY Shares (to the extent that there are, or are required to be in order to avoid a breach of the Loan Documents, CTY Shares or Cash in the UK Accounts) and any instruments of assignment or other instruments or agreements executed pursuant to any of the foregoing.

“Collateral Value” means, as of any date of determination, an amount equal to the sum of (i) the product of (a) the applicable Closing Price for the EQY Shares for such date and (b) the number of EQY Shares constituting Eligible Pledged Shares, (ii) the product of (a) the applicable Closing Price for the CTY Shares for such date and (b) the number of CTY Shares constituting Eligible Pledged Shares and (c) (one minus CTY Haircut) and (iii) the product of (a) the applicable Closing Price for the FCR Shares for such date and (b) the number of FCR Shares constituting Eligible Pledged Shares and (c) (one minus FCR Haircut);

provided that, with respect to CTY Shares, the amounts determined pursuant to clause (ii) above, and with respect to FCR Shares, the amounts determined pursuant to clause (iii) above, will be deemed to be zero (0) if an Ineligibility Event has occurred;

provided further that, at all times the amount determined pursuant to clause (ii) above shall be limited so that such amount does not exceed the CTY Cap Excess Amount (the occurrence of any such excess prior to giving effect to this proviso, a “CTY Cap Event”; the amount of any such excess, the “CTY Cap Excess”);

provided further that, at all times the amount determined pursuant to clause (iii) above shall be limited so that such amount does not exceed the FCR Cap Excess Amount (the occurrence of any such excess prior to giving effect to this proviso, an “FCR Cap Event”; the amount of any such excess, the “FCR Cap Excess”). The Calculation Agent shall promptly notify the Borrower upon the occurrence of a CTY Cap Event and/or an FCR Cap Event.

“Commitment” means, as to any Lender, the obligation of such Lender to make advances to the Borrower pursuant to Section 2.01 up to the Dollar amount set forth opposite such Lender’s name on the signature pages hereof, as reduced from time to time as set forth in Section 2.03.

“Commitment Amount” means $360,000,000, as reduced from time to time as set forth in Section 2.03.

“Commitment Fee” means a fee equal to the sum of [* * *] of the Commitment Amount as of the Third Restatement Date.

“Commitment Period” means the period from the Third Restatement Date through the earlier of the Maturity Date or the date when all Commitments hereunder are terminated.

“Common Shares” means the EQY Shares, the FCR Shares (to the extent that there are, or are required to be in order to avoid a breach of the Loan Documents, FCR Shares in the Canadian Account) and/or the CTY Shares (to the extent that there are, or are required to be in order to avoid a breach of the Loan Documents, CTY Shares in the UK Securities Account), as applicable.

“Company” means EQY Company, FCR Company (to the extent that there are, or are required to be in order to avoid a breach of the Loan Documents, FCR Shares in the Canadian Account) and/or CTY Company (to the extent that there are, or are required to be in order to avoid a breach of the Loan Documents, CTY Shares in the UK Securities Account), as applicable.

“Company Acceleration Event” means the occurrence of any acceleration, termination event, cancellation event or other early unwind (each howsoever described) under any hedging or financing transaction (including derivatives transactions) directly or indirectly secured, in whole or in part, by Common Shares to which Borrower, Outgoing Borrower or any of their respective Affiliates is a party; provided that such early unwind shall not constitute an Acceleration Event hereunder if it results from customary payment, settlement or an equivalent term originally provided for under the terms of such hedging or financing transaction, and such early unwind does not, directly or indirectly, result from a default, a termination event, an equivalent event or a mutual agreement relating to such default, termination event or equivalent event.

“Company Change of Control” means, with respect to any Company, an event or series of events by which:

(a) in the case of the EQY Shares, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of the EQY Shares, entitling such person or group to exercise more of the total voting power of all such EQY Shares entitled to vote generally in elections of directors than the aggregate voting power then held by (i) the Borrower and any of its Subsidiaries, (ii) any of the EQY Company’s employee benefit plans, (iii) any other Person party to a Shareholder Agreement, for so long as such Shareholder Agreement remains in place and the Borrower or any of its Subsidiaries controls all of the voting power of such Person with respect to elections of directors, and (iv) to the extent bound by such Shareholder Agreement, any Affiliate of any of the foregoing;

(b) in the case of the CTY Shares, a shareholder (as such term is used in Chapter 11 of the Finnish Securities Market Act (746/2012), as amended) other than Borrower, any of its Subsidiaries, the Canada Pension Plan Investment Board, any of its Subsidiaries and any Person “acting in concert” (as such term is used in Chapter 11 of the Finnish Securities Market Act (746/2012), as amended,) with the Borrower or any of its Subsidiaries obtain, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions or an agreement or arrangement more than [* * *] of the total voting power in CTY Company (or such lesser amount that would cause such shareholder to obtain more total voting power than the Borrower and its Subsidiaries, in the aggregate) calculated in accordance with Section 20 of Chapter 11 of the Finnish Securities Market Act (746/2012), as amended; provided that in no event will the Canada Pension Plan Investment Board and its Subsidiaries own, directly or indirectly, more than Borrower and its Subsidiaries, in the aggregate, of the voting power in CTY Company; or

(c) a majority of the members of the board of directors or other equivalent governing body of such Company ceases to be composed of individuals (i) who were members of that board or equivalent governing body on the Third Restatement Date, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (c)(i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (c)(i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, in the case of both clause (c)(ii) and clause (c)(iii), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the board of directors).

(d) in the case of the FCR Shares, “voting securities” (as such term is used in the Securities Act (Ontario)) of FCR Company carrying more votes for the election of directors of FCR Company are held, otherwise than by way of security only, by or for the benefit of any “person” or “company” (as such terms are used in the Securities Act (Ontario)) or group of “persons” or “companies” acting jointly or in concert (as such concept is used in National Instrument 62-104 of the Canadian Securities Administrators) other than (i) the Borrower and any of its Subsidiaries, (ii) Gazit First Generation LLC, (iii) any of FCR Company’s employee benefit plans, (iv) the Canadian Guarantor, (v) any other Person party to a Shareholder Agreement, for so long as such Shareholder Agreement remains in place and the Borrower, Gazit First Generation LLC and the Canadian Guarantor or any of their respective Subsidiaries control all of the voting power of such Person with respect to elections of directors and (vi) to the extent bound by such Shareholder Agreement, any Affiliate of any of the foregoing.

“Company Consent Letter” means an issuer acknowledgment letter executed by the EQY Company, dated as of the Third Restatement Date and substantially in the form of Exhibit F.

“Company Delisting” means, with respect to any Common Shares, that the relevant Exchange announces that pursuant to the rules of the Exchange, such Common Shares cease (or will cease) to be listed, traded or publicly quoted on such Exchange, for any reason (other than as a result of a Company Merger Event or a Company Free Float Reduction Event) and are not immediately re-listed, re-traded or re-quoted on any of (i) in the case of the EQY Shares, the New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors), (ii) in the case of the FCR Shares, the Toronto Stock Exchange (or its successor) or (iii) in the case of the CTY Shares, NASDAQ Helsinki (or its successor) or an exchange with substantially identical or greater liquidity in the European Union; provided that if such Common Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall thereafter be deemed to be the “Exchange” for such Common Shares.

“Company Dissolution” means, with respect to any Company, that (a) such Company is liquidated or dissolved, or (b) holders of the relevant Common Shares approve any plan or proposal for such Company’s liquidation or dissolution.

“Company Extraordinary Event” means, with respect to any Company or Common Shares, as applicable, a Company Change of Control; Company Merger Event; Company Free Float Reduction Event; Company Nationalization; Company Insolvency; Company Insolvency Filing; Company Delisting; Company Trading Suspension or Company Dissolution.

“Company Free Float Percentage” means, with respect to any Common Shares as of any time of determination, the quotient, reflected as a percentage, of (I) in the case of the EQY Shares, (a) the difference between (i) the total number of all outstanding EQY Shares minus (ii) the total number of all EQY Shares directly or indirectly beneficially owned by an Insider, without duplication, divided by (b) the total number of all outstanding EQY Shares, (II) in the case of FCR Shares, (a) the difference between (i) the total number of all outstanding FCR Shares minus (ii) the total number of all FCR Shares directly or indirectly beneficially owned by an Insider, without duplication, divided by (b) the total number of all outstanding FCR Shares or (III) in the case of the CTY Shares, (a) the difference between (i) the total number of all outstanding CTY Shares minus (ii) the total number of all CTY Shares directly or indirectly beneficially owned or controlled by an Insider calculated in accordance with Sections 5, 6 and 7 of Chapter 9 of the Finnish Securities Market Act (746/2012), as amended, without duplication, divided by (b) the total number of all outstanding CTY Shares. For the avoidance of doubt, “outstanding” Common Shares shall not include treasury shares.

“Company Free Float Reduction Event” means, with respect to any Common Shares, (a) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or Person, (b) one or more repurchases by the relevant Company of the relevant Common Shares from shareholders of the relevant Company or (c) an agreement relating to Control of the relevant Company between the Borrower or any of its Affiliates and any other entity or Person who would not otherwise be considered an Insider, if any of such events set forth in clause (a), (b) or (c) results in a Company Free Float Percentage of [* * *] or less, as determined by the Calculation Agent based upon filings with governmental or self-regulatory agencies and electronic reporting systems or such other information as the Calculation Agent reasonably considers relevant.

“Company Insolvency” means, with respect to any Company, that such Company or any Governmental Authority announces that by reason of the voluntary or involuntary liquidation, bankruptcy, insolvency, dissolution or winding-up of or any analogous proceeding affecting such Company, (a) all Common Shares issued by such Company are required to be transferred to a trustee, liquidator or other similar official, or (b) holders of Common Shares issued by such Company are (or shall become) legally prohibited from transferring them.

“Company Insolvency Filing” means, with respect to any Company, that (a) such Company institutes or has had instituted against it by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, a proceeding or petition seeking a judgment of insolvency or bankruptcy or any other relief under any Debtor Relief Law or other similar or analogous law affecting creditors’ rights with respect to such Company in any jurisdiction, (b) such Company consents to a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or (c) a petition is presented for such Company’s winding-up or liquidation by it or such regulator, supervisor or similar official or such Company consents to such a petition (provided that proceedings instituted or petitions presented by creditors and not consented to by such Company shall not be deemed a Company Insolvency Filing with respect to such Company).

“Company Merger Event” means, with respect to any Company, any (a) reclassification or change of the Common Shares issued by such Company that results in a transfer of or an irrevocable commitment to transfer more than [* * *] of the outstanding Common Shares issued by such Company to another entity or Person, (b) consolidation, amalgamation, merger or binding share exchange of such Company with or into another entity or Person (other than (i) a consolidation, merger or binding share exchange in which such Company is the continuing entity and that does not result in a reclassification or exchange of more than [* * *] of the outstanding Common Shares issued by such Company, (ii) an amalgamation of such Company that does not result in the holders of each class of voting shares in such Company holding less than [* * *] of each class of voting shares in the continuing corporation and (iii) a reincorporation of such Company in another jurisdiction that does not result in a reclassification of the outstanding Common Shares issued by such Company into a class of securities with rights and obligations different from the Common Shares issued by such Company or change in ownership of more than [* * *] of the outstanding Common Shares issued by such Company) or (c) takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or Person to purchase or otherwise obtain more than [* * *] of the outstanding Common Shares issued by such Company that results in a transfer of or an irrevocable commitment to transfer more than [* * *] of the outstanding Common Shares issued by such Company (other than Common Shares issued by such Company owned or controlled by such other entity or Person).

“Company Nationalization” means, with respect to any Company, that (a) all or substantially all of the Common Shares issued by such Company or the assets of such Company are nationalized, expropriated or are otherwise required to be transferred to any governmental agency, authority, entity or instrumentality thereof, or (b) the adoption, promulgation, enactment, order, decree, announcement or such other action or statement as the Calculation Agent deems relevant, by or with effect on any governmental agency, authority, entity or instrumentality thereof at any time, of any event or circumstance (whether or not subsequently amended or appealed) that, if completed, would lead to any event set forth in the immediately preceding clause (a).

“Company Trading Suspension” means, with respect to any Common Shares, that such Common Shares have been suspended from trading on the relevant Exchange for [* * *] consecutive Scheduled Trading Days, or [* * *] consecutive Scheduled Trading Days if related to marketwide suspension.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management, investments or policies (including investment policies) of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“CPPIB Agreement” means the Governance Agreement dated May 12, 2014, between the Borrower and CPP Investment Board European Holdings S.à r.l., a Luxembourg société à responsabilité limitée, with registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg, a wholly owned subsidiary of Canada Pension Plan Investment Board.

“CTY Cap Event” has the meaning specified in the definition of “Collateral Value”.

“CTY Cap Excess” has the meaning specified in the definition of “Collateral Value”.

“CTY Cap Excess Amount” means an amount equal to [* * *] of the sum of the amount determined pursuant to clause (i) of the definition of “Collateral Value” and the amount determined pursuant to clause (iii) of the definition of “Collateral Value” (for the avoidance of doubt, after having given effect to the third proviso in the definition of “Collateral Value”), which such percentage shall be reduced to (x) if the Global CTY Share Percentage is greater than [* * *] but less than or equal to [* * *] and (y) if the Global CTY Share Percentage is greater than [* * *].

“CTY Company” means Citycon Oyj, a Finnish public limited liability company with corporate registration number 0699505-3.

“CTY Haircut” means, on any date of determination, with respect to the CTY Shares, the percentage set forth in the table below corresponding to the relevant decrease in Closing Price relative to the Initial Share Price:

Decrease in Closing Price Relative to Initial Share Price	CTY Haircut
[* * *]	[* * *]
[* * *]	[* * *]
[* * *]	[* * *]
[* * *]	[* * *]
[* * *]	[* * *]
[* * *]	[* * *]
[* * *]	[* * *]
[* * *]	[* * *]

“CTY Shares” means the ordinary shares of CTY Company, no par value, or rights, title or interest therein, as applicable.

“Cure Period” has the meaning specified in Section 8.04.

“Custodian” means (a) with respect to the EQY Shares, Citigroup Global Markets Inc., or any successor entity or entities maintaining the US Accounts, (b) with respect to the FCR Shares, Citibank Canada, or any successor entity or entities maintaining the Canadian Account and (c) with respect to the CTY Shares, Citibank, N.A., London Branch, or any successor entity or entities maintaining the UK Accounts.

“Debt Purchase Transaction” means, in relation to any Person, a transaction where such Person:

(a)       purchases by way of assignment or transfer;

(b)       enters into any sub-participation in respect of; or

(c)       enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

any Commitment, Loan or amount outstanding under this Agreement.

“Debtor Relief Laws” means the Bankruptcy Code, the applicable provisions of Chapters 11 through 17 of the Israeli Companies Ordinance, Chapter 3 of Part 9 of the Israeli Companies Law, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, winding-up, suspension of payment, controlled management, voluntary arrangement with creditors or similar debtor relief Laws of the United States, the State of Israel, Canada or any other jurisdiction from time to time in effect and affecting the rights of creditors generally.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Disposition” and “Dispose” means (a) the sale, transfer, license, lease, dividend, distribution or other disposition (including any sale and leaseback transaction) of any property by any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith or any Equity Interests held by such Person and (b) with respect to any Indebtedness owed to a Person by another Person, forgiveness of any such Indebtedness by the Person to whom such Indebtedness is owed.

“Dollar” and “$” mean lawful money of the United States.

“DTC” means the Depository Trust Company.

“Early Closure” means, with respect to any Common Shares, the closure on any relevant Exchange Day of the relevant Exchange prior to its scheduled trading time unless such earlier closing time is announced by the relevant Exchange at least one hour prior to the actual closing time for the regular trading session on the relevant Exchange on the relevant Exchange Day.

“Eligible Assignee” means any Person other than a natural person that is: (a) a Lender; (b) an Affiliate of any Lender; (c) an Approved Fund; and (d) any other Eligible Person, and, in each case, that makes the Purchaser Representations.

“Eligible Cash Collateral” means Cash and US Treasuries on deposit in the US Accounts or otherwise subject to a perfected first priority security interest for the benefit of the Administrative Agent on behalf of the Lenders.

“Eligible Person” means a commercial bank, insurance company, investment or mutual fund, or other entity which extends credit or buys Loans in the ordinary course of its activities.

“Eligible Pledged Shares” means the Pledged Shares (a) over which the Secured Parties have a valid and perfected First Priority Lien, created under the Collateral Documents, (b) which are (i) in the case of the CTY Shares, in book-entry format, (ii) in the case of the FCR Shares, in book-entry format or (iii) in the case of the EQY Shares, re-registered in the name of DTC or its nominee, maintained in the form of book entries on the books of DTC with an unrestricted CUSIP number, and allowed to be settled through DTC’s regular book-entry settlement services, free of restrictive legends, stop transfer limitations and/or notations thereon, and (c) which are not subject to Transfer Restrictions (other than, in the case of the EQY Shares, the Existing EQY Transfer Restrictions and, in the case of the FCR Shares, the Existing FCR Transfer Restrictions); provided that, in no event will the number of EQY Shares, FCR Shares or CTY Shares included in the Eligible Pledged Shares exceed the relevant Maximum Number of Pledged Shares.

“English Security Agreement” means the account charge to be executed by the Borrower and Citibank, N.A. as Secured Party in connection with the pledge of CTY Shares substantially in the form of Exhibit K1 and a Hebrew translation thereof substantially in the form of Exhibit K2.

“Equity Interests” means with respect to any Person (including the Borrower), all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“EQY Company” means Equity One, Inc., a Maryland corporation.

“EQY Shares” means the shares of common stock of the EQY Company, par value $0.01 per share.

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Borrower within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by the Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Borrower or any ERISA Affiliate.

“Event of Default” has the meaning specified in Section 8.01.

“Exchange” means (i) with respect to the EQY Shares, the New York Stock Exchange (or its successor), (ii) with respect to the CTY Shares, NASDAQ Helsinki (or its successor) and (iii) with respect to the FCR Shares, the Toronto Stock Exchange (or its successor), in each case, as such may be modified pursuant to the definition of Company Delisting.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Day” means, with respect to any Common Shares, any day on which the relevant Exchange is open for business.

“Exchange Disruption” means, with respect to any Common Shares, any event that materially disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for, the relevant Common Shares on the relevant Exchange on any relevant Exchange Day, as determined by the Calculation Agent.

“Excluded Taxes” means, with respect to a Lender, an Agent or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) Taxes imposed on or measured by such recipient’s net income (however denominated), and franchise taxes imposed on it (in lieu of net income Taxes), as a result of a present or former connection between such recipient and the jurisdiction (or any political subdivision thereof) of the Governmental Authority imposing such Tax (other than any such connection arising from such recipient having executed, delivered, become a party to, performed its obligations under, received a payment under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced, this Agreement or any other Loan Document, or sold or assigned an interest in any Loan or Loan Document); (b) any branch profits Taxes imposed by the United States or any similar Tax imposed by any other jurisdiction described in (a) above; (c) any Taxes imposed as a result of a Lender’s (or transferee’s or Participant’s) failure to provide the forms required by Section 3.01(e); (d) any withholding Taxes that are required to be imposed on amounts payable to a Lender, to the extent such withholding Taxes are in excess of the withholding Taxes that would have been imposed on amounts payable to the Initial Lender (and assuming for this purpose that the Initial Lender provided the relevant documentation pursuant to Section 3.01(e)) and (e) any United States federal withholding Taxes imposed with respect to any “withholdable payment” payable to such recipient as a result of the failure of such recipient to comply with the applicable conditions for exemption from such withholding as set forth by FATCA.

“Existing EQY Transfer Restrictions” means, with respect to the EQY Shares or any dividends or distributions thereon pledged as Collateral, (a) any legal restrictions under the federal securities laws of the United States arising solely as a result of the Borrower’s status as an “affiliate” (within the meaning of Rule 144 under the Securities Act) of the EQY Company and (b) any contractual restrictions arising out of the registration rights agreements that were in effect on the Third Restatement Date or similar customary registration rights agreements that may be entered into after the Third Restatement Date and (c) the restrictions set forth in Article VII of the Composite Articles of Amendment and Restatement of EQY Company as in effect on the date hereof; provided that, for the avoidance of doubt, “Existing EQY Transfer Restrictions" does not refer to any holding period of Lenders for such EQY Shares which commences on or after the date one (1) year prior to the date hereof.

“Existing FCR Transfer Restrictions” means, with respect to the FCR Shares, any legal restrictions under the Securities Act (Ontario) and applicable Canadian securities laws in the other provinces and territories of Canada arising solely as a result of the Canadian Guarantor’s status as a “control person” (as defined in the Securities Act (Ontario)) and applicable Canadian securities laws in the other provinces and territories of Canada of the FCR Company.

“FATCA” shall mean Sections 1471 through 1474 of the Code as of the Third Restatement Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

“FCR Cap Event” has the meaning specified in the definition of “Collateral Value”.

“FCR Cap Excess” has the meaning specified in the definition of “Collateral Value”.

“FCR Cap Excess Amount” means an amount equal to [* * *] of the sum of the amount determined pursuant to clause (i) of the definition of “Collateral Value” and the amount determined pursuant to clause (ii) of the definition of “Collateral Value” (for the avoidance of doubt, after having given effect to the second proviso in the definition of “Collateral Value”).

“FCR Company” means First Capital Realty Inc., a corporation existing under the laws of the Province of Ontario and its successors.

“FCR Haircut” means, on any date of determination, with respect to the FCR Shares, the percentage set forth in the table below corresponding to the relevant decrease in Closing Price relative to the Initial Share Price:

Decrease in Closing Price Relative to Initial Share Price	FCR Haircut
[* * *]	[* * *]
[* * *]	[* * *]
[* * *]	[* * *]
[* * *]	[* * *]
[* * *]	[* * *]
[* * *]	[* * *]
[* * *]	[* * *]

“FCR Shares” means the shares of common stock of the FCR Company.

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is published on such next succeeding Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“First Priority” means, with respect to any Lien purported to be created in any Collateral pursuant to any Collateral Document, that such Lien is the only Lien to which such Collateral is subject other than Permitted Liens.

“Floating Rate” means, with respect to an Interest Period, a per annum rate equal to the applicable LIBOR plus the applicable Spread (or, if clause (i) of Section 3.02 is applicable, the average of the Base Rates for each day during such period plus the applicable Spread less [* * *]).

“Foreign Lender” means any Lender (or assignee) that is not a United States person within the meaning of Section 7701(a)(30) of the Code.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“Global CTY Share Percentage” means the percentage determined by dividing (a) the total number of CTY Shares directly or indirectly pledged by Borrower or any of its Affiliates, in connection with any Margin Indebtedness (not including Margin Indebtedness pursuant to a Permitted Israeli Loan), and/or that constitute underlying or reference property thereunder by (b) the total number of CTY Shares then outstanding.

“Global EQY Share Percentage” means the percentage determined by dividing (a) the total number of EQY Shares directly or indirectly pledged by Borrower or any of its Affiliates, in connection with any Margin Indebtedness (not including Margin Indebtedness pursuant to a Permitted Israeli Loan), and/or that constitute underlying or reference property thereunder by (b) the total number of EQY Shares then outstanding.

“Governmental Authority” means, with respect to any Person, the government of the United States, the State of Israel, Canada, Finland or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory or self-regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies) having jurisdiction or authority over such Person.

“Guarantee” means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such indebtedness or other obligation of the payment or performance of such indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any indebtedness or other obligation of any other Person, whether or not such indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such indebtedness to obtain any such Lien). The amount of any guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “guarantee” as a verb has a corresponding meaning.

“Guarantors” means the Canadian Guarantor, MGN America SPV and MGN USA SPV.

“IFRS” means international accounting standards within the meaning of the IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with IFRS:

(a)       all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)       all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments;

(c)       any Swap Contract under which such Person has a net payment obligation;

(d)       all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and, in each case, not past due for more than 30 days after the date on which such trade account payable was created);

(e)       indebtedness secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f)       all capital leases and Synthetic Lease Obligations to which such Person is a party or it or its assets are subject; and

(g)       all guarantees of such Person in respect of any of the foregoing.

For all purposes hereof the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person.

“Indemnified Taxes” means Taxes other than Excluded Taxes or Other Taxes.

“Indemnitees” has the meaning specified in Section 10.04(b).

“Ineligibility Event” means [* * *].

“Ineligible Shares” has the meaning specified in the definition of “Ineligibility Event”.

“Information” has the meaning specified in Section 10.07.

“Initial CTY Pledged Shares” has the meaning specified in the English Security Agreement.

“Initial FCR Pledged Shares” has the meaning specified in the Canadian Security Agreement.

“Initial Lender” means Citibank, N.A.

“Initial Pledged Shares” means, collectively, the “MGN America SPV Initial Pledged Shares” as specified in the MGN America SPV Security Agreement, the “MGN USA SPV Initial Pledged Shares” as specified in the MGN USA SPV Security Agreement, the “Initial FCR Pledged Shares” as specified in the Canadian Security Agreement and the “Initial CTY Pledged Shares” as specified in the English Security Agreement (as set forth in Annex 2 hereto).

“Initial Share Price” means (i) with respect to the EQY Shares, $[* * *], (ii) with respect to the CTY Shares, $[* * *] and (iii) with respect to the FCR Shares, $[* * *] (as set forth in Annex 2 hereto).

“Insider” means, with respect to any Company, any of (a) any Person or entity who holds a seat on such Company’s board of directors, (b) the Borrower and each of its Affiliates and (c) any other Person, group or party who beneficially owns or controls more than 10% of the outstanding Common Shares of the relevant Company that is either an operating company or an Affiliate thereof (and that is neither an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), nor engaged primarily in the businesses of making investments in securities), or an entity that has evidenced an intention to take any actions referenced in clauses (b) through (j)) of Item 4 of Schedule l3D (as adopted by the SEC under the Exchange Act).

“Interest Payment Date” means (a) September 30, December 31, March 31 and June 30 of each year commencing on December 31, 2016 and (b) the Maturity Date (or, if any such day is not a Business Day, then on the immediately preceding Business Day).

“Interest Period” means (a) in the case of the initial Interest Period, the period commencing on the Third Restatement Date and ending on but excluding the next succeeding Interest Payment Date and (b) in the case of any subsequent Interest Period, the period commencing on the last day of the next preceding Interest Period and ending on but excluding the next succeeding Interest Payment Date. No Interest Period for the Loans shall extend beyond the date the Loans are paid in full.

“Intra-Day Price” means, with respect to any Common Shares, at any time from the scheduled open of trading on the relevant Exchange to the scheduled close of trading on the relevant Exchange, any traded price of such Common Shares in composite transactions on the relevant Exchange (or (i) in the case of the EQY Shares, any other U.S. national or regional securities exchange on which the EQY Shares are then listed for trading, (ii) in the case of the CTY Shares, any other reasonably comparable European Union equivalent securities exchange on which the CTY Shares are then listed for trading or (iii) in the case of the FCR Shares, any other reasonably comparable Canadian equivalent securities exchange on which the FCR Shares are then listed on for trading) as determined by the Calculation Agent by reference to, in the case of the EQY Shares, the relevant Bloomberg page. Notwithstanding the foregoing, if a Market Disruption Event occurs on any relevant Exchange Day, the Calculation Agent shall determine the Intra-Day Price for such Common Shares for such time in the manner described in the definition of Closing Price.

“IRS” means the United States Internal Revenue Service.

“Israeli Companies Law” means the Companies Law, 1999 as amended from time to time and any regulations promulgated thereunder.

“Israeli Person” means any person organized under the laws of the State of Israel.

“Laws” means, with respect to any Person, collectively, all international, foreign, Canadian, Israeli, U.S. federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof applicable to such Person, and all applicable administrative orders, directed duties, requests, licenses, authorizations, requirements and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“Lender” means each financial institution listed on the signature pages hereto as a Lender, and any other Person that becomes a party hereto pursuant to Section 10.06.

“Lender Appointment Period” has the meaning specified in Section 9.06.

“LIBOR” means, with respect to any Interest Period or other period determined by the Administrative Agent with respect to any overdue amount, the per annum rate as determined by the Administrative Agent for deposits in Dollars for a term coextensive with such Interest Period (or other period) which appears on Reuters Screen LIBOR03 as of 11:00 a.m., London time, on the day that is two Banking Days preceding the first day of such Interest Period (or other period). For purposes of the preceding sentence, LIBOR for any Interest Period (or other period) of a length for which rates do not appear on Reuters Screen LIBOR03 shall be determined by the Administrative Agent through the use of straight line interpolation by reference to two LIBOR rates appearing on Reuters Screen LIBOR03, one of which shall be the rate for the period of time next shorter than the length of the Interest Period (or other period) and the other of which shall be the rate for the period of time next longer than the length of the Interest Period (or other period). If no such rate appears on Reuters Screen LIBOR03, LIBOR shall mean the per annum rate, determined on the basis of the rates at which deposits in Dollars for a term coextensive with such Interest Period (or other period) offered by four major banks in the London interbank market, selected by the Administrative Agent, at approximately 11:00 a.m., London time, on the day that is two Banking Days preceding the first day of such Interest Period (or other period). If at least two such quotations are provided, LIBOR for such Interest Period (or other period) shall be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, LIBOR for such Interest Period (or other period) shall be the arithmetic mean of the per annum rates quoted by major banks in New York City, selected by the Administrative Agent, at approximately 11:00 a.m., New York City time, on such day for loans in Dollars to leading European banks for a term coextensive with such Interest Period (or other period) and in an amount approximately equal to the then outstanding principal amount of the Loans or overdue amount. If such rate is not available at such time for any reason, then the rate for that Interest Period (or other period) will be determined by such alternate method as reasonably selected by the Administrative Agent. The then outstanding principal amount of the Loans for the initial Interest Period shall be deemed to be equal to the principal amount requested in the Loan Notice.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

“Loan” means a loan made by a Lender to the Borrower pursuant to Section 2.02 and “Loans” means all such loans in the aggregate.

“Loan Date” means the date of a Loan Extension.

“Loan Document” means any of this Agreement, the Notes, if any, the Collateral Documents, each US Guaranty Agreement, the Canadian Guaranty Agreement and all other documents, instruments or agreements executed and delivered by the Borrower for the benefit of any Agent or any Lender in connection herewith on or after the Third Restatement Date or otherwise in effect pursuant to the terms of Section 10.20; provided that any such document, instrument or agreement relating solely to CTY Shares or FCR Shares shall only constitute a Loan Document to the extent that there are, or are required to be in order to avoid a breach of such documents, instruments or agreements, CTY Shares or Cash in the UK Accounts or FCR Shares in the Canadian Account, as applicable.

“Loan Extension” means the making of a Loan.

“Loan Notice” means a notice of the borrowing pursuant to Section 2.02(a), which shall be substantially in the form of Exhibit A.

“Loan Party” means each of the Borrower and each Guarantor.

“LTV Ratio” means, as of any date of determination, the percentage determined by the Calculation Agent by dividing (a) the Net Exposure Amount as of such date (provided that, for purposes of Sections 2.07(g) and (h), the amount under this clause (a) shall be deemed to be the greater of (i) the Net Exposure Amount and (ii) [* * *] of the aggregate Commitments as of such date) by (b) the Collateral Value as of such date.

“Maintenance LTV Ratio” means an LTV ratio of [* * *].

“Margin Call Day” has the meaning specified in Section 2.07(a).

“Margin Call Notice” has the meaning specified in Section 2.07(a).

“Margin Call Payment Date” has the meaning specified in Section 2.07(a).

“Margin Indebtedness” has the meaning specified in Section 8.01(l).

“Margin Stock” has the meaning specified in Regulation U.

“Market Disruption Event” means, with respect to any Common Shares, a Trading Disruption, an Exchange Disruption or an Early Closure.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent) or condition (financial or otherwise) of the Borrower or any other Loan Party; (b) a material adverse effect on the ability of the Borrower to fully and timely perform its monetary Obligations; (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the Borrower or any Guarantor of any Loan Document; or (d) a material adverse effect on the ability of any Secured Party to exercise its remedies at the times and in the manner contemplated by the Collateral Documents.

“Material Contract” means any Contractual Obligation to which the Borrower is a party (other than the Loan Documents) for which breach, nonperformance, cancellation or failure to renew could reasonably be expected to have a Material Adverse Effect.

“Maturity Date” means October 26, 2019 (or, if such day is not a Business Day, the immediately preceding Business Day).

“Maximum Number of Pledged Shares” means (i) with respect to the EQY Shares, [* * *] EQY Shares (equal to [* * *] of the total outstanding EQY Shares on the Third Restatement Date), (ii) with respect to the FCR Shares, [* * *] FCR Shares (equal to [* * *] of the total outstanding FCR Shares on the Third Restatement Date). and (iii) with respect to the CTY Shares, [* * *] CTY Shares (equal to [* * *] of the total outstanding CTY Shares on the Third Restatement Date) (as set forth in Annex 2 hereto), as adjusted from time to time based on the above fixed percentages in accordance with Section 1.02(d).

“MGN America SPV” means MGN America 2016, LLC.

“MGN America SPV Guaranty Agreement” means the Guaranty Agreement, dated as the date hereof, between MGN America SPV and Citibank, N.A. as Administrative Agent.

“MGN America SPV Security Agreement” means the Security Agreement, dated as of the date hereof, between MGN America SPV and Citibank, N.A. as Administrative Agent, substantially in the form of Exhibit C1.

“MGN USA SPV” means MGN USA 2016, LLC.

“MGN USA SPV Guaranty Agreement” means the Guaranty Agreement, dated as the date hereof, between MGN USA SPV and Citibank, N.A. as Administrative Agent.

“MGN USA SPV Security Agreement” means the Security Agreement, dated as of the date hereof, between MGN USA SPV and Citibank, N.A. as Administrative Agent, substantially in the form of Exhibit C2.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Borrower or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

“Net Exposure Amount” means, as of any date of determination, (i) the sum of (x) the then outstanding principal amount of the Loan and (y) all accrued and unpaid interest and fees thereon and (z) the Remaining Initial Commitment Fee minus (ii) Eligible Cash Collateral.

“Non-Consenting Lender” has the meaning specified in Section 10.01(c).

“Non-public Information” means (i) in the case of EQY Company and its securities, information which has not been disseminated in a manner making it available to investors generally, within the meaning of Regulation FD, as promulgated by the SEC and in effect from time to time, (ii) in the case of FCR Company and its securities, information relating to a material change or material fact, as such terms are defined in the Securities Act (Ontario), which has not been disclosed to investors generally, and (iii) in the case of CTY Company and its securities, information which relates directly or indirectly to CTY Shares and which has not been disseminated in a manner making it available to investors generally, within the meaning of the Finnish Securities Market Act (746/2012), as amended, and (iv) in the case of the Borrower and its securities, information which relates to the Borrower that is “Inside Information” as such term is defined in section 52A of the Israeli Securities Law 1968.

“Nonmargin Stock” has the meaning specified in Regulation U.

“Note” means a promissory note made by the Borrower in favor of a Lender evidencing such Lender’s Ratable Share of the aggregate indebtedness of the Borrower resulting from the Loans, substantially in the form of Exhibit B.

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Borrower arising under any Loan Document or otherwise with respect to the Loan, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Borrower of any proceeding under any Debtor Relief Laws naming the Borrower as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“Organization Documents” means the Articles of Incorporation of the Borrower adopted on May 30, 1996.

“Other Taxes” means all present or future stamp, transfer, court, documentary, intangible, recording, filing or similar taxes, charges or similar levies, including any interest, additions to tax or penalties applicable thereto, arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to this Agreement or any other Loan Document, or the filing, registration, recording or perfection of any security interest contemplated by this Agreement; provided that Other Taxes shall not include any Taxes arising as a result of the execution of an Assignment and Assumption Agreement or grant of a participation pursuant to Section 10.06(c) (other than any assignment made pursuant to Section 3.06 at the request of the Borrower).

“Outgoing Borrower” has the meaning specified in the introductory paragraph hereto.

“Participant” has the meaning specified in Section 10.06(c).

“Participant Register” has the meaning specified in Section 10.06(c).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by the Borrower or any ERISA Affiliate or to which the Borrower or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

“Permitted Liens” means (a) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with IFRS, (b) Liens in favor of depositary banks or securities intermediaries arising in connection with any Loan Party’s deposit and/or securities accounts holding Collateral and (c) with respect to the FCR Shares forming part of the Pledged Shares, statutory deemed trusts and liens arising by operation of statute securing claims less than an aggregate amount of [* * *] at any one time.

“Permitted Israeli Loans” means full-recourse indebtedness, provided by an Israeli Person or non-Israeli Affiliate of an Israeli Person.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) whether or not subject to ERISA or the Code, established by the Borrower or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA or any substantially similar non-US law, any ERISA Affiliate.

“Pledged Shares” means the Initial Pledged Shares and all other Common Shares (including the rights, title or interest in the CTY Shares referenced in the UK Securities Account and the FCR Shares referenced in the Canadian Account) pledged as Collateral under any of the US Security Agreements, the Canadian Security Agreement, the English Security Agreement (which is at the applicable time in full force and effect), as applicable, and any distribution or dividend in the relevant Common Shares distributed in respect of any Pledged Shares to the extent such distribution or dividend constitutes Collateral under the Collateral Documents.

“Potential Adjustment Event” means, with respect to any Common Shares, any of the following:

(a)       a subdivision, consolidation or reclassification of the relevant Common Shares (unless resulting in a Company Merger Event with respect to the relevant Company), or dividend in respect of the Common Shares consisting of the issue of one or more shares (whether of the same or a different class or series and including the fractional shares) in the capital of the Company with an aggregate value equal to or greater than [* * *] of the share capital of the Company but excluding any Common Shares issued pursuant to any ordinary dividend reinvestment plan;

(b)       a distribution, issue or dividend to existing holders of such Common Shares of share capital or other securities of another issuer acquired or owned (directly or indirectly) by the relevant Company as a result of a spin-off or other similar transaction with a value equal to more than [* * *] of the share capital of the relevant Company; or

(c)       an event that results in any shareholder rights being distributed or becoming separated from the relevant Common Shares or other shares of the capital stock of the relevant Company pursuant to a Shareholder Rights Plan and (x) such rights are distributed or separated at a price that is [* * *] below the relevant Closing Price on the relevant Exchange Day immediately preceding such distribution or separation and (y) the Borrower does not participate in such event or immediately sell any such rights distributed to it (provided that any adjustment effected as a result of such an event shall be readjusted upon any redemption of such rights).

“Prepayment Amount” has the meaning specified in Section 2.07(c).

“Prime Rate” means, for any day, the rate of interest in effect for such day as announced as the “prime rate” published in the “Money Rates” Section of The Wall Street Journal; provided that (a) if The Wall Street Journal ceases to publish the “prime rate,” then the “Prime Rate” shall be the “prime rate” published by an equivalent publication selected by the Administrative Agent and (b) if such “prime rate” is no longer generally published or is limited, regulated or administered by a Governmental Authority or other quasi-governmental body, then the “Prime Rate” shall be a comparable interest rate index selected by the Administrative Agent.

“Proportionate Share Amount” means, an amount equal to the total amount of Commitments outstanding immediately prior to such disposition multiplied by a fraction, the numerator of which is the amount of the Pledged Shares subject to the Release Repayment Request and the denominator of which is the total amount of Pledged Shares prior to such Release Repayment Request.

“Purchaser Representations” means the following representations, warranties and agreements made by an assignee or participant, as applicable: (a) a representation and warranty that such assignee or participant is a QIB, a QP and an “accredited investor” as defined in Section 2(a)(15)(ii) of the Securities Act and is entering into such assignment or participation as principal and not for the benefit of any third party; (b) a representation that such assignee or participant is not the Borrower or any Company or an Affiliate of the Borrower or any Company or an Insider; (c) an acknowledgment that such assignee or participant fully understands any restrictions on transfers, sales and other dispositions in the Loan Documents or relating to any Collateral consisting of the Pledged Shares; (d) an acknowledgment that such assignee or participant is able to bear the economic risk of its investment in the participation and is currently able to afford a complete loss of such investment; (e) a covenant that such assignee or participant will only assign its Loan or sell its participation or participations therein pursuant to documentation including such Purchaser Representations; (f) an acknowledgment by such assignee or participant that the Pledged Shares forming part of the Collateral cannot be sold by the Borrower without registration under, or in a transaction exempt from the registration requirements under, the Securities Act or other applicable Securities laws; (g) an acknowledgment that such assignee or participant is not entering into such assignment or participation on the basis of any material Non-public Information with respect to the Borrower, any Company, their Subsidiaries or their securities, and, if applicable, it has implemented reasonable policies and procedures, taking into consideration the nature of its business, to ensure that individuals making investment decisions would not violate the laws prohibiting trading on the basis of material Non-public Information (it being understood that such assignee or participant may have material Non-public Information on the private side of its information wall, sometimes referred to as a “Chinese Wall,” at the time of such assignment or participation); provided that, for the avoidance of doubt, “material Non-public Information concerning the Borrower, any Company, their Subsidiaries or their securities” shall not include any information made available to both the assignee and the assignor or both the participant and the seller of a participation interest, as the case may be; (h) an acknowledgment that it has made an independent decision to purchase its Loan or participation based on information available to it, which it has determined adequate for the purpose; (i) an acknowledgment that such assignee fully understands the regulatory and other obligations that may arise as a result of enforcing any Collateral consisting of the FCR Shares including without limitation requirements regarding prospectus qualification, shareholding disclosure and take-over bids; and (j) an acknowledgment that such assignee fully understand the regulatory and other obligations that may arise as a result of enforcing any Collateral consisting of the CTY Shares including without limitation requirements regarding shareholding disclosure and public tender offers.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

“QP” means a “qualified purchaser” within the meaning of Section 2(a)(51) of the Investment Company Act.

“Ratable Share” of any amount, means with respect to any Lender, the percentage obtained by dividing (a) the Revolving Exposure of that Lender by (b) the aggregate Revolving Exposure of all Lenders. For purposes of this definition, “Revolving Exposure” means, with respect to any Lender as of any date of determination, (i) prior to the termination of the Commitments, that Lender’s Commitment; and (ii) after the termination of the Commitments, the aggregate outstanding principal amount of the Loans of that Lender.

“Register” has the meaning specified in Section 2.08(b).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Release LTV Ratio” means an LTV Ratio of [* * *].

“Release Repayment Request” has the meaning specified in Section 2.07(h).

“Regulation U” means Regulation U issued by the Board of Governors of the Federal Reserve System of the United States.

“Regulation U Percentage” means, as of any date of determination as set forth in this Agreement, (I) the sum of (x) 50.0% multiplied by the Collateral Value in respect of any Margin Stock and (y) the “good faith loan value” (within the meaning of Regulation U and as reasonably determined by the Calculation Agent taking into account the Collateral Value in respect of such Nonmargin Stock) of the Nonmargin Stock (as defined in Regulation U) constituting Eligible Pledged Shares divided by (II) the Collateral Value.

“Remaining Initial Commitment Fee” means [* * *].

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30-day notice period has been waived.

“Required Lenders” means at any time Lenders owed at least a majority of the Commitments then in effect or, if the Commitments have been terminated, the aggregate principal amount of the Loans then outstanding.

“Responsible Officer” means with respect to any Loan Party, any officer of such Loan Party or any Person duly authorized by the board of directors of such Loan Party to act for and on behalf of the Borrower. Any document delivered hereunder that is signed by a Responsible Officer shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restricted Payment” means, with respect to any Person, any dividend or other distribution (however denominated, including as “yield” and whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of such Person, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to such Person’s stockholders, partners or members (or the equivalent Person thereof).

“Sanctions” has the meaning specified in Section 5.15(b).

“Scheduled Trading Day” means, with respect to any Common Shares, a day that is scheduled to be a trading day on the relevant Exchange or (i) in the case of the EQY Shares, the principal United States national securities exchange or market on which the EQY Shares are then listed or admitted for trading, (ii) in the case of the FCR Shares, the reasonably comparable Canadian equivalent on which the FCR Shares are then listed or admitted for trading or (ii) in the case of the CTY Shares, the reasonably comparable European Union equivalent on which the CTY Shares are then listed or admitted for trading. If the relevant Common Shares are not so listed or admitted for trading, “Scheduled Trading Day” means a Business Day.

“SEC” means the U.S. Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Second Amended and Restated Loan Agreement” means that certain Second Amended and Restated Margin Loan Agreement, dated as of September 1, 2015, by and among the Outgoing Borrower, Citibank, N.A., as Administrative Agent, and the Lenders from time to time party thereto, as amended, restated, supplemented or otherwise modified prior to the Third Restatement Date.

“Second Restatement Date” means September 1, 2015.

“Secured Parties” means, collectively, the Administrative Agent and the Lenders.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Agreement” means each of the US Security Agreements, the Canadian Security Agreement (provided that there are, or are required to be in order to avoid a breach of the Loan Documents, FCR Shares in the Canadian Account) and the English Security Agreement (provided that there are, or are required to be in order to avoid a breach of the Loan Documents, CTY Shares or Cash in the UK Accounts).

“Share Price Decline Event” means, at any time, with respect to the EQY Shares, the relevant Closing Price is less than [* * *] of the related Initial Share Price.

“Share Price Trigger Event” means, with respect to any Common Shares, at any time the relevant Intra-Day Price is less than an amount equal to [* * *] of the relevant Closing Price for the immediately preceding relevant Exchange Day for a period in excess of ten minutes (which period shall include any temporary suspension or limitation imposed on trading of the relevant Common Shares by the relevant Exchange) and the Calculation Agent determines that such decline in the relevant Intra-Day Price is not the result of a trading disruption on the relevant Exchange relating to ten or more listed stocks.

“Shareholder Agreement” means an agreement relating to the voting of the EQY Shares (to the extent that there are, or are required to be in order to avoid a breach of the Loan Documents, CTY Shares in the UK Securities Account), the FCR Shares (to the extent that there are, or are required to be in order to avoid a breach of the Loan Documents, FCR Shares in the Canadian Account) or the CTY Shares, as applicable, among any Person and the Borrower the terms of which (in the case of the CTY Shares) are substantially similar to the CPPIB Agreement.

“Shareholder Rights Plan” means any shareholder rights plan or arrangement directed against hostile takeovers that provides upon the occurrence of certain events for a distribution of preferred stock, warrants, debt instruments or stock rights at a price below their market value, as determined by the Calculation Agent.

“Solvent” means, with respect to the Borrower, that as of any date of determination, both (a) (i) the sum of the Borrower’s debt (including contingent liabilities, but excluding any intercompany debt of the Borrower or any direct or indirect subsidiary of the Borrower to the extent fully subordinated in right of payment to the Obligations) does not exceed the present fair saleable value of the Borrower’s present assets (including the equity value of its subsidiaries) and (ii) the Borrower has not incurred and does not intend to incur, or believe (or reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise); and (b) the Borrower is “solvent” within the meaning given that term and similar terms under applicable laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances known by the Borrower to exist at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Spread” means [* * *] per annum.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise Controlled, directly, or indirectly through one or more intermediaries, or both, by such Person; provided that none of (a) ATRS Company, CTY Company, EQY Company and FCR Company or (b) any subsidiary of such Person that is listed for trading on an exchange in any of North America, Israel, the European Union, Brazil, or any other sovereign entity the long-term debt of which is rated investment grade by Standard & Poor’s, Moody’s or Fitch Group from time to time shall be deemed to be a Subsidiary for purposes of the Agreement.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms, and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

“Synthetic Lease Obligation” means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Third Restatement Date” means the first date all the conditions precedent in Section 4.03 are satisfied or waived by the Lenders in accordance with Section 10.01.

“Threshold Amount” means [* * *].

“Threshold Date” has the meaning specified in Section 2.03(a).

“Trading Disruption” means, with respect to any Common Shares, any material suspension of or limitation imposed on trading by the relevant Exchange on any relevant Exchange Day and (whether by reason of movements in price exceeding limits permitted by relevant Exchange or otherwise) relating to the relevant Common Shares as determined by the Calculation Agent.

“Transfer Restrictions” means, with respect to any property (including, in the case of securities, security entitlements in respect thereof), any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such property or item of collateral or to enforce the provisions thereof or of any document related thereto whether set forth in such item of collateral itself or in any document related thereto, including, without limitation, (a) any requirement that any sale, assignment or transfer or enforcement of such property or item of collateral be subject to any volume limitations or be consented to or approved by any Person, including, without limitation, the issuer thereof or any other obligor thereon, (b) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such property or item of collateral, (c) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any Person to the issuer of, any other obligor on or any registrar or transfer agent for, such property or item of collateral, prior to the sale, pledge, assignment or other transfer or enforcement of such property or item of collateral, (d) any registration or qualification requirement or prospectus delivery requirement for such property or item of collateral pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising under the Securities Act of 1933), (e) any condition to or restriction on the ability of a potential purchaser, assignee or transferee to acquire such property or item of collateral from the holder thereof and (f) any legend or other notification appearing on any certificate representing such property to the effect that any such condition or restriction exists; except that the required delivery of any assignment, instruction or entitlement order from the Borrower or any pledgor, assignor or transferor of such property or item of collateral, together with any evidence of the corporate or other authority of such Person, shall not constitute such a condition or restriction.

“Treasury Regulations” means the final or temporary regulations that have been issued by the U.S. Department of Treasury’ pursuant to its authority under the Code, and any successor regulations.

“Trigger LTV Ratio” means [* * *].

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York.

“UK Accounts” means the UK Cash Account and the UK Securities Account.

“UK Cash Account” has the meaning given to the term “Cash Collateral Account” in the English Security Agreement.

“UK Securities Account” has the meaning given to the term “Securities Collateral Account” in the English Security Agreement.

“Underage” has the meaning specified in Section 2.03(a).

“Undrawn Commitment Fee” has the meaning specified in Section 2.05(e).

“United States” and “U.S.” mean the United States of America.

“US Accounts” means the “MGN America SPV Account” in the MGN America SPV Security Agreement and the “MGN USA SPV Account” in the MGN USA SPV Security Agreement.

“US Guaranty Agreements” means the MGN America SPV Guaranty Agreement and the MGN USA SPV Guaranty Agreement.

“US Payout Letter” means that certain Payout Letter, dated as the date hereof, between the Outgoing Borrower and Citibank N.A., as Agent and as Lender under the Second Amended and Restated Loan Agreement.

“US Security Agreements” means the MGN America SPV Security Agreement and the MGN USA SPV Security Agreement.

“US Treasuries” means negotiable debt obligations issued by the United States Treasury Department (excluding derivatives of such securities and inflation-linked securities) having a remaining term to maturity of less than two years.

“VAT” means:

(a)       any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112);

(b)       Israeli Value Added Tax in accordance with the Value Added Tax Law, 1975; and

(c)       any other tax of a similar nature.

“Voluntary Cash Collateral” means the “MGN America SPV Voluntary Cash Collateral” under the MGN America SPV Security Agreement and the “MGN USA SPV Voluntary Cash Collateral” under the MGN USA SPV Security Agreement.

“Voluntary CTY Share Collateral” means a number of CTY Shares constituting Pledged Shares which shall not exceed the sum of the Maximum Number of Pledged Shares, as determined with respect to CTY Shares at any time, less the Initial CTY Pledged Shares.

“Voluntary EQY Share Collateral” means a number of EQY Shares constituting Pledged Shares which shall not exceed the sum of the Maximum Number of Pledged Shares, as determined with respect to EQY Shares at any time, less the Initial EQY Pledged Shares.

“Voluntary FCR Share Collateral” means a number of FCR Shares constituting Pledged Shares which shall not exceed the sum of the Maximum Number of Pledged Shares, as determined with respect to FCR Shares at any time, less the Initial FCR Pledged Shares.

“Voluntary Share Collateral” means the Voluntary EQY Share Collateral, the Voluntary FCR Share Collateral and the Voluntary CTY Share Collateral.

“Withholding Agent” means the Borrower and the Administrative Agent.

1.02           Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)       The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified in accordance with the terms hereof and thereof (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (iii) the words “herein,” “hereof and “hereunder,” and words of similar import, when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such Law and any reference to any Law shall, unless otherwise specified, refer to such Law as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b)       In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(c)       Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(d)       Any reference to a specific number of Common Shares (including, for the avoidance of doubt, references set forth in the definition of Maximum Number of Pledged Shares) or a specific price with respect to the Common Shares (including for purposes of a defined term determined by reference to the Common Shares) is a reference to that number of Common Shares or that price with respect to the Common Shares, as the case may be, as of the Third Restatement Date and shall therefore after the Third Restatement Date be a reference to that number of shares or that price with respect to the shares, as the case may be, as adjusted to reflect any stock splits, reverse stock splits, stock combinations, stock dividends, Company Change of Control, Company Merger Events or an event set forth in clause (a) of the definition of Potential Adjustment Events, if applicable, as determined by the Calculation Agent. In addition, the term Maximum Number of Pledged Shares shall be proportionately increased upon any issuances of EQY Shares, FCR Shares or CTY Shares, as applicable, after the Third Restatement Date.

(e)       The knowledge or awareness of the Borrower or of any Responsible Officer shall not be deemed to include the knowledge or awareness of any director of the Borrower who obtained the information in question solely in his capacity as a director or officer of any Company, unless and until such director or officer was permitted to share this information with the Borrower or the Borrower or any of its other directors or officers (who are not also directors or officers of any Company) becomes aware of such information.

1.03           Accounting Terms. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, IFRS, as in effect from time to time, applied in a manner consistent with that used in preparing the Borrower Financial Statements, except as otherwise specifically prescribed herein.

1.04           Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable) in the United States.

1.05           Currency. Unless otherwise specified, all references herein to amounts of money shall be references to U.S. dollars. In the case of any price or amount with respect to the CTY Shares or FCR Shares (including, without limitation, any determination in connection therewith, distribution thereon or condition or event with respect thereto) that is denominated in a currency other than Dollars, the Calculation Agent shall determine the Dollar equivalent of the relevant price or amount, as applicable, based on the prevailing Dollar/Euro or Dollar/Canadian Dollar, as applicable, spot exchange rate as of the time of determination, or if no time is specified 4:00 p.m. New York time on the date of determination, as determined by the Calculation Agent by reference to the Bloomberg page “EUR Curncy” or “CAD Curncy”, as applicable, at the relevant time.

1.06           Calculation Agent. Whenever the Calculation Agent is required to act (including any requirement to make mathematical computations hereunder) or to exercise judgment in any way, it will do so in good faith and in a commercially reasonable manner (or, in the case of mathematical calculations, in accordance with the provisions hereof) and, when reasonably practicable and where applicable, in consultation with the Borrower. Furthermore, the Borrower and each Lender agrees that the Calculation Agent is not acting as a fiduciary for or as an advisor to such party in respect of its duties as Calculation Agent in connection with any Loan or this Agreement.

ARTICLE II
THE LOAN

2.01           Commitments. Subject to the terms and conditions set forth herein, each Lender severally agrees to make its Ratable Share of the Loans to the Borrower during the Commitment Period in an aggregate principal amount at any one time outstanding which when added to such Lender’s existing Loans, does not exceed such Lender’s Commitment or the Available Amount with respect thereto. Amounts borrowed pursuant to this Section 2 may be repaid and reborrowed.

2.02           Procedure for Borrowing of the Loans.

(a)       To effect a borrowing, the Borrower shall deliver to the Administrative Agent an irrevocable Loan Notice appropriately completed and signed by a Responsible Officer of the Borrower requesting a borrowing in an amount not to exceed in the aggregate with all other Loans, the Available Amount, such notice to be received not later than 11:00 a.m. one Business Day before the requested date of the Borrowing. Loans shall be made in an aggregate minimum amount of $5,000,000 and integral multiples of $1,000,000 in excess of that amount.

(b)       Upon satisfaction of the applicable conditions set forth in Section 4, on each Loan Date each applicable Lender shall make the amount of its Loan available to the Administrative Agent not later than 12:00 p.m., by wire transfer of same day funds in Dollars, and the Administrative Agent shall either (i) credit the account of the Borrower on the books of the Administrative Agent with the amount of such proceeds or (ii) transfer by wire transfer such proceeds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower.

2.03           Prepayments; Reduction of Commitments.

(a)       Voluntary Prepayments.

(i)       The Borrower may, upon notice to the Administrative Agent, from time to time, voluntarily prepay the Loans in whole or in part in an amount equal to the sum of (x) the principal amount of the Loans being prepaid and (y) accrued interest on the amount so prepaid together with any additional amounts required pursuant to Section 3.04; provided that (i) such notice must be received by the Administrative Agent not later than 11:00 a.m., three Business Days prior to any date of prepayment, (ii) any prepayment shall be in an aggregate principal amount of at least, the lesser of (A) $5,000,000 and (B) the entire principal amount of the Loans then outstanding and (iii) no Default or Event of Default would occur after giving effect to such voluntary prepayment. Each such notice shall specify the date of such prepayment, the amount of principal being prepaid and the applicable prepayment amount determined as set forth in the first sentence of this Section 2.03(a). The Borrower shall make such prepayment and the related prepayment amount specified in such notice shall be due and payable on the date specified therein. In the event that the Borrower makes any voluntary prepayment before [* * *] (the “Threshold Date”) (whether or not such prepayment is accompanied by a reduction of the Commitment Amount), then the Borrower shall pay to the Lenders an amount equal to the Spread on such prepaid amount that would have accrued from and including the date of prepayment through the Threshold Date, payable on each Interest Payment Date as and when such Spread would have been paid as interest. In the event that the Borrower makes any voluntary prepayment on or after the Threshold Date, and, after giving effect to such prepayment the outstanding amount of the Loans would be less than [* * *] of the aggregate Commitments as of the date of such prepayment, on each Interest Payment Date from the date of such prepayment through the Maturity Date, the Borrower shall pay to the Lenders an amount equal to the Spread on such Underage (as defined below) as and when such Spread would have been paid as interest had such amounts been drawn. “Underage” means for each day on which interest is calculated, the amount by which the outstanding Loan amount as of such day is less than [* * *] of the aggregate Commitments as of such day. In the event of a prepayment in full and termination of all Commitments hereunder, such prepayment shall be accompanied by all accrued and unpaid interest and Undrawn Commitment Fees thereon plus the Remaining Initial Commitment Fee, as set forth in Section 2.04.

(ii)       If the Borrower is required to pay or to indemnify a Lender additional amounts pursuant to Section 3.01(a), 3.01(c), 3.03(a) or 3.03(b), the Borrower may, upon notice to the Administrative Agent, voluntarily prepay such Lender’s Ratable Share of the Loans outstanding in whole (but not in part) and terminate all of the Commitment of such Lender hereunder, provided that such notice must be received by the Administrative Agent not later than 11:00 a.m., three Business Days prior to any date of prepayment. In the event of a voluntary prepayment hereunder, the Borrower shall prepay an amount equal to the sum of (x) the principal amount of such Lender’s Ratable Share of the Loans outstanding, (y) all accrued and unpaid interest thereon and (z) such Lender’s Ratable Share of any accrued and unpaid Undrawn Commitment Fees until the date of prepayment together with any additional amounts required pursuant to Section 3.04. Each such notice shall specify the date of such prepayment and the applicable prepayment amount determined as set forth in the previous sentence of this Section 2.03(a)(ii). The Borrower shall make such prepayment and the related prepayment amount specified in such notice shall be due and payable on the date specified therein.

(b)       Mandatory Prepayments. The Borrower shall prepay the Loans in full as follows:

(i)       If (A) any Company Extraordinary Event with respect to the EQY Shares and/or EQY Company occurs or (B) any Share Price Trigger Event with respect to the EQY Shares occurs, in each case, the Borrower shall prepay to the Lenders the Loans in full within [* * *]; provided that, notwithstanding the foregoing, if the Borrower is obligated to make any prepayments upon a (w) Company Merger Event, (x) Company Free Float Reduction Event, (y) Company Change of Control or (z) Company Delisting, in each case, with respect to the EQY Shares and/or EQY Company, the Borrower shall prepay to the Lenders the Loans in full within [* * *] Business Days.

(ii)       If a Share Price Decline Event with respect to the EQY Shares occurs, the Calculation Agent may make corresponding adjustments to one or more of the material terms of this Agreement as the Calculation Agent determines are reasonably necessary to preserve for the Lenders the fair value of such material terms as in effect on the Third Restatement Date (as such fair value may be subsequently adjusted) and (x) shall use reasonable efforts to consult with the Borrower with respect to such determination and (y) shall promptly notify the Borrower of such adjustment(s) (but in no event later than the close of business in New York on the third Business Day immediately preceding the date on which such adjustment(s) will become effective). If the Borrower does not consent to such adjustment(s) the Borrower shall prepay to the Lenders the Loans in full prior to the relevant Exchange Day on which such adjustment(s) are to take effect. For the avoidance of doubt, the failure of the Calculation Agent to give such notice within such timeframe shall not affect the rights of the Calculation Agent to make such adjustment but (1) any such notice must be provided within [* * *] days of such Share Price Decline Event and (2) no such adjustment shall take effect prior to the [* * *] relevant Exchange Day following the Calculation Agent’s delivery of such notice. In addition, if a Share Price Decline Event with respect to the EQY Shares occurs but is effectively cured, any subsequent Share Price Decline Event with respect to the EQY Shares shall be treated as a new Share Price Decline Event under this clause (ii) and the Calculation Agent shall have [* * *] days from the occurrence of such subsequent Share Price Decline Event to provide such notice. If a notice of a Share Price Decline Event is not provided during the [* * *] day period of such Share Price Decline Event, then the Calculation Agent shall be deemed to have waived its right to seek an adjustment with respect to such Share Price Decline Event under this Section 2.03(b)(ii).

(iii)       If the Borrower notifies the Calculation Agent that it does not intend to satisfy the Margin Call Notice or fails to notify the Calculation Agent of its intention to satisfy the Margin Call Notice pursuant to Section 2.07(a)(i), the Borrower shall prepay to the Lenders the Loans in full within one Business Day.

(iv)       As required by Section 2.07(c).

(v)       [Reserved]

(vi)       Any prepayment in full (including after acceleration) shall be accompanied by all accrued and unpaid interest and Undrawn Commitment Fees on the amount prepaid together with any additional amounts required pursuant to Section 3.04.

(vii)       On any date that the Borrower prepays the Loans under this Section 2.03(b) the Commitments under this Agreement shall be permanently reduced to zero.

(viii)       If a Basket Value Decline Event occurs, the Calculation Agent may make corresponding adjustments to one or more of the material terms of this Agreement upon fourteen days prior written notice as the Calculation Agent determines are reasonably necessary to preserve for the Lenders the fair value of such material terms as in effect on the Third Restatement Date (as such fair value may be subsequently adjusted) and (x) shall use reasonable efforts to consult with the Borrower with respect to such determination and (y) shall promptly notify the Borrower of such adjustment(s) (but in no event later than the close of business in New York on the third Business Day from the date the foregoing notice was provided will become effective). If the Borrower does not consent to such adjustment(s) the Borrower shall prepay to the Lenders the Loans in full prior to the relevant Exchange Day on which such adjustment(s) are to take effect. For the avoidance of doubt, the failure of the Calculation Agent to give such notice within such timeframe shall not affect the rights of the Calculation Agent to make such adjustment but (1) any such notice must be provided within [* * *] days of such Basket Value Decline Event and (2) no such adjustment shall take effect prior to the [* * *] relevant Exchange Day following the Calculation Agent’s delivery of such notice. In addition, if a Basket Value Decline Event occurs but is effectively cured, any subsequent Basket Value Decline Event shall be treated as a new Basket Value Decline Event under this clause (viii) and the Calculation Agent shall have [* * *] days from the occurrence of such subsequent Basket Value Decline Event to provide such notice. If a notice of a Basket Value Decline Event is not provided during the [* * *] day period of such Basket Value Decline Event, then the Calculation Agent shall be deemed to have waived its right to seek an adjustment with respect to such Basket Value Decline Event under this Section 2.03(b)(viii).

(c)       Reduction of Commitments. (i) The Commitments shall automatically terminate on the Maturity Date. At its option, the Borrower may at any time terminate, or from time to time, without premium or penalty (except as provided in this Section 2.03), reduce the Commitments; provided that (A) no such reduction shall be permitted if, after giving effect to such reduction, the aggregate outstanding amount of the Loans would exceed the aggregate amount of the Commitments, (B) any such reduction shall be in an amount that is an integral multiple of [* * *] and (C) the aggregate amount of the Commitments (and Loans outstanding) after giving effect to such reduction shall be greater than or equal to [* * *].

(ii) In the event that the Borrower is required to prepay any Loans of a Lender pursuant to Section 3.02 or prepays any Loans of a Lender pursuant to Section 2.03(a)(ii), the Commitment of such Lender shall automatically terminate on the date of such prepayment. Any such reduction of Commitment will not be subject to the conditions set forth in clauses (B) and (C) of Section 2.03(c)(i) and it shall not be ratable among all Lenders.

2.04           Repayment of the Loans.

(a)       The Borrower shall repay to the Administrative Agent on the Maturity Date for the ratable account of the Lenders the aggregate principal amount of the Loans outstanding on such date, together with all accrued and unpaid interest and Undrawn Commitment Fees thereon plus the Remaining Initial Commitment Fee.

(b)       Upon repayment in full of the Loans and other obligations hereunder on the Maturity Date, all obligations under the Loan Documents and all security interests created by the applicable Security Agreement shall be automatically released. In connection with any termination or release pursuant to this Section 2.04, the Administrative Agent shall execute and deliver to any Loan Party, at such Loan Party’s expense, all documents that such Loan Party shall reasonably request to evidence such termination or release.

2.05           Interest and Fees.

(a)       Subject to the provisions of subsection (b) below, the Loans shall bear interest on the outstanding principal amount thereof for each Interest Period from the first day of such period to the last day thereof at a rate per annum equal to the applicable Floating Rate for such Interest Period. On the first day of each Interest Period, the Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for the Loans upon determination of such interest rate.

(b)       i) If any amount payable by the Borrower under any Loan Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, to the fullest extent permitted by applicable Laws, such past due amount shall thereafter bear interest for each day until such amount and any interest thereon is paid in full at a rate per annum equal to the sum of (i) the Floating Rate applicable to such amount and (ii) [* * *].

(ii) Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c)       Except as expressly provided herein, accrued interest on the Loans shall be payable in arrears on each Interest Payment Date. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

(d)       On the Third Restatement Date, the Borrower shall pay the Lenders a Commitment Fee equal to [* * *] of the Ratable Share of the Commitment Amount as of the Third Restatement Date. The Remaining Initial Commitment Fee shall be payable at the Maturity Date (or if earlier, the date on which the Commitments are terminated in full or the Loans are prepaid in full or accelerated).

(e)       The Borrower agrees to pay to the Administrative Agent for the account of each Lender an undrawn commitment fee (the “Undrawn Commitment Fee”) equal to the Applicable Undrawn Commitment Fee Percentage on the average daily unused amount of the Commitment of each Lender during the period from and including the Third Restatement Date to but excluding the date on which such Commitment terminates. Accrued Undrawn Commitment Fees shall be payable in arrears on (i) the first day of each of March, June, September and December, of each year, commencing on the first such date to occur after the Third Restatement Date, and (ii) on the date any Commitment terminates. Undrawn Commitment Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

2.06           Computations. All computations of interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more interest being paid than if computed on the basis of a 365-day year). Interest shall accrue on each Loan for the day on which such Loan is made, and shall not accrue on such Loan, or any portion thereof, for the day on which such Loan or such portion is paid; provided that if a Loan is repaid on the same day on which it is made, such Loan shall, subject to Section 2.09(a), bear interest for one day. Each determination by the Administrative Agent of an interest rate hereunder and any other calculation or determination made hereunder by an Agent, after consultation with the Lenders, shall be conclusive and binding for all purposes, absent manifest error. Any Interest Period stated to end on a day numerically corresponding to a given day in a specified month thereafter shall, if there is no corresponding day, end on the last Business Day of such month.

2.07           LTV Maintenance; LTV Notice; Releases.

(a)       If, upon the close of any Exchange Day, the LTV Ratio equals or exceeds the Trigger LTV Ratio, as determined by the Calculation Agent, (i) no later than [* * *] on the [* * *] following its receipt of notice thereof (a “Margin Call Notice”) from the Calculation Agent (the day of receipt of such notice, a “Margin Call Day”) the Borrower shall inform the Calculation Agent whether it intends to satisfy such Margin Call Notice; (ii) if the Borrower intends to satisfy such Margin Call Notice, no later than [* * *] on the [* * *] following a Margin Call Day (a “Margin Call Payment Date”), the Borrower shall provide the Calculation Agent with SWIFT, Fedwire or other instructions evidencing such delivery contemplated in clause (iii) below; and (iii) no later than [* * *] on the Margin Call Payment Date the Borrower shall cause Cash or US Treasuries to be delivered to the Administrative Agent in accordance with Section 3 of each US Security Agreement, in an amount sufficient to reduce the LTV Ratio to less than [* * *], in each case as determined by the Calculation Agent. The Calculation Agent shall provide a Margin Call Notice no later than [* * *] on which the LTV Ratio equals or exceeds the Trigger LTV Ratio; provided that, if the Calculation Agent fails to provide such notice on such Exchange Day, it may do so on the following Business Day. For purposes of the Margin Call Notice and Section 10.02, the Borrower consents to the delivery of such notice by electronic communication. In addition to the foregoing, the Administrative Agent will use commercially reasonable efforts to notify the Borrower by telephone call to the telephone number specified on Schedule 10.02; provided, that the failure to give such notice shall not affect any rights or remedies of the Agents or the Lenders. If the Borrower does not intend to satisfy such Margin Call Notice, the Borrower shall cause the Loans to be repaid no later than [* * *] on the Margin Call Payment Date in an amount sufficient to reduce the LTV Ratio to less than the Maintenance LTV Ratio.

(b)       On the last day of each Interest Period and at any other time upon reasonable request of the Borrower, the Calculation Agent shall notify the Borrower of the LTV Ratio as determined on the Business Day immediately preceding such day or the date of such request (as applicable) and such LTV Ratio as notified by the Calculation Agent to the Borrower shall be conclusive and binding for all purposes hereunder and under the other Loan Documents, absent manifest error.

(c)       If the Company declares any Potential Adjustment Event or such Potential Adjustment Event is otherwise announced, the Calculation Agent, upon consultation with the Borrower to the extent reasonably practicable and subject to Section 2.07(f), will determine in its commercially reasonable discretion and notify the Borrower as soon as reasonably practicable whether:

(i)       such Potential Adjustment Event is likely to result in an increase in the LTV Ratio and, if so, the portion of the principal amount of the Loans then outstanding that would have to be prepaid (the “Prepayment Amount”) in order for the LTV Ratio not to be in excess of the Trigger LTV Ratio as a result of such a Potential Adjustment Event, whereupon the Calculation Agent shall deliver a notice to the Borrower setting forth the Prepayment Amount; and/or

(ii)       without prejudice to paragraph (i) hereof, in respect of an event set forth in clause (b) or (c) of the definition of “Potential Adjustment Event”, it is reasonably necessary for the Agent to take steps for the purposes of amending the terms of the Loan Documents to preserve the economic risk exposure of the Lender(s) originally contemplated by the relevant Loan Documents prior to the occurrence of such Potential Adjustment Event (including, without limitation, execution of documents, registrations and notarial fees and provision of legal advice, including formal legal opinions, in the relevant jurisdictions); provided, that the Calculation Agent and the Borrower shall negotiate in good faith for a reasonable period of time, such period of time to end on or prior to the earlier to occur of (A) the date that is [* * *] Business Days after the date the Company declares such Potential Adjustment Event and (B) the date that is [* * *] days before the date on which such Potential Adjustment Event is scheduled to occur (such date the “Adjustment Cut-Off Date”), during which they shall determine what necessary amendments are reasonably required by the Agent to preserve the economic risk exposure of the Lender(s) to the transaction, provided further that if no agreement is reached by the Adjustment Cut-Off Date, then the Borrower shall prepay the Loan in full on or prior to the date on which such Potential Adjustment Event occurs.

(d)       The Borrower may, by no later than [* * *] on the Adjustment Cut-Off Date, object in writing to such calculation or determination made by the Calculation Agent in respect of the determination of the Prepayment Amount, whereupon the Calculation Agent will use commercially reasonable efforts to confirm the relevant calculation or determination with three leading banks or dealers in the relevant market that are not Affiliates of the Calculation Agent (each, an “Independent Calculation Agent”). If fewer than two Independent Calculation Agents provide a response as to the disputed matter within [* * *], the Calculation Agent’s initial calculation or determination shall be binding on the parties absent manifest error. The Calculation Agent’s initial calculation or determination will be binding on the parties absent manifest error if at least two Independent Calculation Agents agree with such calculation or determination. If two or more Independent Calculation Agents disagree with the Calculation Agent’s initial calculation or determination, the Calculation Agent shall recalculate or redetermine the disputed matter in consultation with such Independent Calculation Agents and such new calculation or determination shall be binding on the parties absent manifest error. The Agent shall promptly provide to the Borrower copies of all correspondence between the Agent and any Independent Calculation Agent relating to the foregoing.

(e)       The Borrower shall prepay the Prepayment Amount (as recalculated or redetermined in accordance with Section 2.07(d) above) to the Agent plus all accrued interest on the amount prepaid on or prior to the date on which such Potential Adjustment Event occurs; provided that, if the Prepayment Amount as initially determined by the Agent is prepaid by the Borrower, and subsequent to such prepayment the Prepayment Amount is recalculated or redetermined in accordance with Section 2.07(d) above, then the Lenders shall promptly pay to the Borrower an amount equal to the difference (if positive) between the initial Agent’s Prepayment Amount and such redetermined amount by the Calculation Agent. Furthermore, following the repayment of the Prepayment Amount, any such amount may be re-borrowed by the Borrower from time to time after the occurrence of such Potential Adjustment Event subject to the terms and conditions set forth in Section 4.02.

(f)       Notwithstanding the foregoing and with respect to any Potential Adjustment Event, (i) except as provided in Section 2.07(d) with respect to Borrower’s right to object to the calculation or determination made by the Agent, the failure to provide any consultation with the Borrower shall not affect any rights or remedies of the Agent or the Lender(s) and (ii) if the Agent determines in its commercially reasonable discretion that there is no adjustment that it could make pursuant to Section 2.07(c) in respect of an event set forth in clause (b) or (c) of the definition of “Potential Adjustment Event” that would preserve the economic risk exposure of the Lender(s) originally contemplated by the relevant Documents prior to the occurrence of such Potential Adjustment Event, such Potential Adjustment Event shall be deemed to require a mandatory repayment by the Borrower pursuant to Section 2.03(b).

(g)       Subject to the limitations set forth in any applicable Security Agreement, in the event that the average LTV Ratio, as determined by the Calculation Agent in its sole discretion, is below the Release LTV Ratio (or, in the case of release of CTY Cap Excess, FCR Cap Excess or Ineligible Shares, the Adjusted Maintenance LTV Ratio) during the [* * *] most recent Exchange Days, the Borrower may request in writing that the Administrative Agent release from the Applicable Account a specified amount of Voluntary Cash Collateral, Voluntary Share Collateral, CTY Cap Excess, FCR Cap Excess and/or Ineligible Shares; provided that (v) in the case of any release of Voluntary Share Collateral, neither a CTY Cap Event nor an FCR Cap Event would occur after giving effect thereto, (w) after giving effect to any release of Voluntary Cash Collateral, Voluntary Share Collateral, CTY Cap Excess, FCR Cap Excess or Ineligible Shares, the LTV Ratio on the date of such release would be less than or equal to the Adjusted Maintenance LTV Ratio, (x) any release of Voluntary Share Collateral, CTY Cap Excess, FCR Cap Excess or Ineligible Shares shall involve Common Shares with an aggregate market value of at least $[* * *], (y) any release of Voluntary Cash Collateral shall involve Voluntary Cash Collateral with an aggregate market value of at least $[* * *] and (z) any such release of Voluntary Share Collateral, CTY Cap Excess, FCR Cap Excess or Ineligible Shares (if effected by releasing Shares represented by share certificates) shall be limited to releasing share certificates in whole (it being understood that a share certificate shall only be released if the full amount represented by such share certificate is permitted to be released from the Applicable Account pursuant to this clause (d)), whereupon the Administrative Agent shall, within [* * *], in the case of Voluntary Share Collateral, CTY Cap Excess, FCR Cap Excess or Ineligible Shares, or [* * *], in the case of Voluntary Cash Collateral, of its receipt of such request, originate an instruction to the Custodian directing such release. Any releases permitted by this Section 2.07(g) shall be made first from Voluntary Cash Collateral and then from Voluntary Share Collateral.

(h)       In the event that the Borrower makes a voluntary prepayment of the Loans in accordance with Section 2.03(a) and the average LTV Ratio during the five most recent Exchange Days prior to the date of delivery of the Release Repayment Request, as determined by the Calculation Agent, is below the Release LTV Ratio, the Borrower may request in writing (such request, a “Release Repayment Request”) that the Administrative Agent release Initial Pledged Shares from any Applicable Account; provided that (i) there is no Voluntary Share Collateral deposited at such time, (ii) after giving effect to such release, the LTV Ratio on the date of such release would be less than or equal to the Release LTV Ratio, (iii) immediately prior to such release, the Commitments are reduced in an amount equal to the Proportionate Share Amount (such Commitment reduction to be subject to the early termination fee set forth in Section 2.03(c)), (iv) any such release shall be limited, if effected by releasing shares represented by share certificates, to releasing share certificates in whole (it being understood that a share certificate shall only be released if the full amount represented by such share certificate is permitted to be released from the Applicable Account pursuant to this clause (h)), (v) the amount of the Commitment reduction and prepayment pursuant to clause (iii) shall not be less than [* * *], and (vi) any release shall involve Initial Pledged Shares with an aggregate market value of at least [* * *]. Following the delivery by the Borrower to the Administrative Agent of a Release Repayment Request, the Administrative Agent shall, within three Business Days of its receipt of such Release Repayment Request, deliver an instruction to the applicable Custodian directing such release.

(i)       Subject to the limitations set forth in any applicable Security Agreement, unless and until (x) an Event of Default, (y) an event of the kind described in Section 2.03(b)(i) or (z) a Margin Call has occurred and is continuing, the Borrower may request in writing that the Administrative Agent release any ordinary cash dividends paid on the Collateral and at the time credited to any Applicable Account; provided, that the aggregate amount distributed pursuant to this Section 2.07(i) shall not exceed [* * *] in any fiscal year with respect to the EQY Shares, [* * *] in any fiscal year with respect to the FCR Shares or [* * *] in any fiscal year with respect to the CTY Shares. Following its receipt of such request, the Administrative Agent shall originate an instruction to the applicable Custodian directing such release; provided that after giving effect to such release, the LTV Ratio on the date of such release does not exceed the Trigger LTV Ratio; provided further that the release of such ordinary cash dividends shall not cause the LTV Ratio to exceed the Regulation U Percentage. On each Interest Payment Date and the Maturity Date, the Borrower may request in writing that the Administrative Agent apply any dividends credited to any Applicable Account not so released to the payment due under Sections 2.04 and 2.05, as applicable.

(j)       [Reserved]

(k)       Interest at an overnight rate ([* * *] or any successor or comparable Index for amounts in the US Accounts, the rate specified from time to time by the Custodian for the Canadian Account for any amounts in the Canadian Account or the rate specified from time to time by the Custodian for the UK Cash Account for any amounts in the UK Cash Account) on Dollar balances on all Cash comprising Eligible Cash Collateral deposited in any Applicable Account shall be for the account of the Borrower. Such interest payments shall be deposited daily into the Applicable Account and shall thereafter constitute Eligible Cash Collateral. Further, any payments received in respect of US Treasuries on deposit in a US Account shall be deposited into such US Account and shall thereafter constitute Eligible Cash Collateral.

(l)       Subject to the limitations and conditions set forth in the Company Consent Letter or any applicable Security Agreement, additional Voluntary Cash Collateral may be delivered to the US Custodian for credit to the relevant US Account and Voluntary Share Collateral may be delivered to the applicable Custodian for credit to the relevant Applicable Account provided that any delivery of all such Voluntary Cash Collateral or Voluntary Share Collateral to the applicable Custodian for credit to the Applicable Account shall be in an aggregate market value such that the LTV Ratio, after giving effect to such delivery, is reduced to less than or equal to the Maintenance LTV Ratio; provided further that no FCR Shares or CTY Shares, as applicable, may be pledged pursuant to this Section 2.07(l) to the extent that, immediately after giving effect to such pledge, such FCR Shares or CTY Shares, as applicable, would constitute Ineligible Shares, would result in an FCR Cap Event or CTY Cap Event, as applicable, and/or would not constitute Eligible Pledged Shares.

(m)       For the avoidance of doubt and without limiting any of the limitations and conditions set forth in the Company Consent Letter, any time the Borrower delivers Voluntary Share Collateral pursuant to Section 2.07(l), the Borrower shall simultaneously deliver proof to the Administrative Agent that it has notified the EQY Company as required by the Company Consent Letter. Borrower may satisfy its duty to provide the proof specified in the immediately preceding sentence by copying the Administrative Agent on any such notification to EQY Company.

(n)       Any Common Shares that are excluded from the determination of Collateral Value pursuant to the second proviso in the definition of “Collateral Value” may be released from the Applicable Account upon written notice to the Administrative Agent from the Borrower requesting a release of such Common Shares on the date specified in such notice (which date shall be no earlier than the third Business Day immediately following the first Business Day on which the Administrative Agent has received such notice by 12:00 noon). The Administrative Agent shall promptly deliver an instruction to the applicable Custodian directing such release.

(o)       [Reserved]

(p)       If, at any time, the Global EQY Share Percentage is greater than [* * *], each of (i) the Trigger LTV Ratio, (ii) the Maintenance LTV Ratio and (iii) the Release LTV Ratio will be decreased by [* * *].

(q)       If, at any time, the Global EQY Share Percentage is greater than [* * *], the Required Lenders may, in their sole discretion, further unilaterally amend any or all of the definitions of (i) “Share Price Decline Event”, (ii) “Trigger LTV Ratio”, (iii) Maintenance LTV Ratio and (iv) “Release LTV Ratio”.

2.08           Evidence of Debt.

(a)       Lenders’ Evidence of Debt. Each Lender shall maintain on its internal records an account or accounts evidencing the Obligations to such Lender, including the portion of the Loans made by it and each repayment and prepayment in respect thereof. Any such recordation shall be conclusive and binding on the Borrower, absent manifest error; provided that the failure to make any such recordation, or any error in such recordation, shall not affect any Obligations owed to such Lender in respect of the Loan; provided further that, in the event of any inconsistency between the Register and any Lender’s records, the recordations in the Register shall govern.

(b)       Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain a register for the recordation of the names and addresses of the Lenders and each Lender’s Commitment and Ratable Share of the Loans from time to time (the “Register”). The Register shall be available for inspection by the Borrower or any Lender (with respect to such Lender’s Loans) at any reasonable time and from time to time upon reasonable prior notice. The Administrative Agent shall record in the Register the initial principal amount of the Loans, stated interest thereon, and each repayment or prepayment in respect of the principal amount thereof, and any assignment thereof, and any such recordation shall be conclusive and binding on the Borrower and each Lender, absent manifest error. The Borrower, the Administrative Agent, and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement.

(c)       Notes. Upon the request of a Lender, the Borrower shall execute and deliver to such Lender a Note (with a copy to the Administrative Agent), which shall evidence such Lender’s Ratable Share of the Loans in addition to the foregoing accounts or records. A Lender may attach schedules to a Note and endorse thereon the date, amount and maturity of its Ratable Share of the Loans and payments with respect thereto.

2.09           Payments Generally.

(a)       All payments to be made by or on account of any obligation of the Borrower hereunder shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff, except with respect to Taxes as provided in Section 3.01. Except as otherwise expressly provided herein, all payments by or on account of any obligation of the Borrower hereunder shall be made to the Administrative Agent at the Agent Account in Dollars and in immediately available funds not later than 3:00 p.m. on the date specified herein. All payments received by the Administrative Agent after 3:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest shall continue to accrue.

(b)       Except to the extent otherwise provided herein, the Loans, each payment or prepayment of principal of the Loans, and each payment of interest on the Loans, shall be allocated among the Lenders pro rata in accordance with their Ratable Shares. The Administrative Agent agrees to forward to the Lenders such principal, interest and other payments on the same Business Day as such amounts are received, collected or applied by the Administrative Agent from the Borrower, unless the Administrative Agent receives such amounts after 11:00 a.m. in which case such payments shall be forwarded by the Administrative Agent to the Lenders on the next Business Day; provided that, for purposes of payments by the Borrower hereunder, any amount shall be considered paid when received by the Administrative Agent pursuant to Section 2.09(a).

(c)       Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Lenders hereunder that the Borrower will not make such payment in full, the Administrative Agent may assume that the Borrower has made such payment in full to the Administrative Agent on such date and the Administrative Agent may, in reliance upon such assumption, cause to be distributed to each Lender on such due date an amount equal to the amount then due such Lender. If and to the extent the Borrower shall not have so made such payment in full to the Administrative Agent, each Lender shall repay to the Administrative Agent forthwith on demand such amount distributed to such Lender together with interest thereon at the applicable LIBOR, for each day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Administrative Agent.

(d)       Except as expressly set forth herein, if any payment to be made by or on account of any obligation of the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest.

(e)       Unless the Administrative Agent shall have been notified by any Lender prior to the applicable Loan Date that such Lender does not intend to make available to the Administrative Agent the amount of such Lender’s Loan requested on such Loan Date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such Loan Date and the Administrative Agent may, in its sole discretion, but shall not be obligated to, make available to the Borrower a corresponding amount on such Loan Date. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender, the Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender together with interest thereon, for each day from such Loan Date until the date such amount is paid to the Administrative Agent, at the customary rate set by the Administrative Agent for the correction of errors among banks for three Business Days and thereafter at the Base Rate. In the event that (i) the Administrative Agent declines to make a requested amount available to the Borrower until such time as all applicable Lenders have made payment to the Administrative Agent, (ii) a Lender fails to fund to Administrative Agent all or any portion of the Loans required to be funded by such Lender hereunder prior to the time specified in this Agreement and (iii) such Lender’s failure results in the Administrative Agent failing to make a corresponding amount available to the Borrower on the Loan Date, at the Administrative Agent’s option, such Lender shall not receive interest hereunder with respect to the requested amount of such Lender’s Loans for the period commencing with the time specified in this Agreement for receipt of payment by the Borrower through and including the time of the Borrower’s receipt of the requested amount. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent shall promptly notify the Borrower and the Borrower shall immediately pay such corresponding amount to the Administrative Agent together with interest thereon, for each day from such Loan Date until the date such amount is paid to the Administrative Agent, at the interest rate then payable hereunder for Loans. Nothing in this Section 2.09(e) shall be deemed to relieve any Lender from its obligation to fulfill its Commitments hereunder or to prejudice any rights that the Borrower may have against any Lender as a result of any default by such Lender hereunder.

(f)       Nothing herein shall be deemed to obligate a Lender to obtain the funds for its Ratable Share of the Loans in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for its Ratable Share of the Loans in any particular place or manner.

2.10           Sharing of Payments, Etc. Each Lender agrees that, in the event that any Lender shall obtain payment in respect of any portion of the Loans owing to such Lender under this Agreement through the exercise of a right of set-off, banker’s lien, counterclaim or otherwise (including pursuant to a Debtor Relief Law) in excess of its Ratable Share of the amounts owed to it hereunder, such Lender shall promptly notify the Administrative Agent of such fact and purchase from the other Lenders a participation in their portion of the Loan, in such amounts and with such other adjustments from time to time, as shall be equitable in order that all Lenders share such payment in accordance with their respective ratable portion as provided for in this Agreement. Each Lender further agrees that if a payment to a Lender (which is obtained by such Lender through the exercise of a right of set-off, banker’s lien, counterclaim or otherwise) shall be rescinded or must otherwise be restored, each Lender which shall have shared the benefit of such payment shall, by repurchase of a participation theretofore sold, return its share of that benefit to each Lender whose payment shall have been rescinded or otherwise restored. The Borrower agrees that any Lender so purchasing such a participation may, to the fullest extent permitted by law, exercise all rights of payment, including set-off, banker’s lien or counterclaim, with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation.

2.11           Equivalency. For the purpose of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which any rate of interest payable under this Agreement, which is to be calculated on any basis other than a full calendar year, is equivalent, may be determined by multiplying such rate by a fraction, the numerator of which is the actual number of days in the relevant calendar year of calculation and the denominator of which is the number of days of such other basis.

ARTICLE III
TAXES, YIELD PROTECTION AND ILLEGALITY

3.01          Taxes.

(a)       Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party hereunder or under any other Loan Document shall be made free and clear of and without reduction or withholding for any Taxes, except to the extent required by applicable law. If any Indemnified Taxes or Other Taxes shall be required by applicable Law to be deducted or withheld from such payments (as determined in the good faith discretion of the applicable Withholding Agent), then (i) the sum payable by the applicable Loan Party shall be increased as necessary so that after all required deductions and withholdings of Indemnified Taxes or Other Taxes (including deductions and withholdings of Indemnified Taxes or Other Taxes applicable to additional sums payable under this Section) the relevant Lender or Agent, as the case may be, receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) such Loan Party, if applicable, shall make such deductions and withholdings and (iii) such Loan Party, if applicable, shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Law.

(b)       Payment of Other Taxes by the Loan Parties. Without limiting the provisions of subsection (a) above, the Loan Parties shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable Law.

(c)       Indemnification by the Loan Parties. The Loan Parties shall, jointly and severally, indemnify each Lender and Agent, within 15 days after written demand therefor by the Administrative Agent, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid or payable by such Lender or Agent, as the case may be, as a result of a payment by such Loan Party, and any reasonable expenses arising therefrom or with respect thereto (without duplication for amounts paid under Section 3.01(a) or Section 3.01(b)), whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate setting forth in reasonable detail the basis and calculation of the amount of such payment or liability delivered to the Borrower by the Administrative Agent shall be conclusive absent manifest error.

(d)       Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Loan Party to a Governmental Authority, such Loan Party shall deliver to the Administrative Agent for delivery to the affected Lender or Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)       Tax Documentation.

(i)        Each Lender shall deliver to the Borrower and to the Administrative Agent, at the time it becomes a party to this Agreement, at the time or times prescribed by applicable Laws, when reasonably requested by the Borrower or the Administrative Agent, and promptly upon the obsolescence, invalidity or expiration of any form previously provided by such Lender, such properly completed and executed documentation prescribed by applicable Laws or by the taxing authorities of any jurisdiction and such other reasonably requested information as will permit the Borrower or the Administrative Agent, as the case may be, to determine (A) whether or not payments made hereunder or under any other Loan Document are subject to Taxes, (B) if applicable, the required rate of withholding or deduction, and (C) such Lender’s entitlement to any available exemption from, or reduction of, applicable Taxes in respect of all payments to be made to such Lender pursuant to this Agreement, any other Loan Document or otherwise to establish such Lender’s status for withholding tax purposes in the applicable jurisdiction. Notwithstanding anything to the contrary in the preceding sentence, the completion, execution and submission of such documentation (other than such documentation set forth in paragraphs (ii), (iii), and, in the case of the Initial Lender, (iv) below) shall not be required if in the Lender’s reasonable judgment the completion, execution or submission of such documentation would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)        Without limiting the generality of the foregoing, any Lender that is a “United States person” within the meaning of Section 7701(a)(30) of the Code shall deliver to the Borrower and the Administrative Agent executed originals of IRS Form W-9 (and any applicable successor form) and such other documentation or information prescribed by applicable Laws or reasonably requested by the Borrower or the Administrative Agent certifying that such Lender is exempt from U.S. federal backup withholding tax. The forms described in this Section 3.01(e)(ii) shall be provided by each Lender to the Borrower and the Administrative Agent at the time such Lender becomes a party to this Agreement, at the time or times prescribed by applicable Laws, when reasonably requested by the Borrower or the Administrative Agent, and promptly upon the obsolescence, invalidity or expiration of any form previously provided by such Lender.

(iii)       FATCA. If a payment made to a Lender or any Agent under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender or Agent shall deliver to the Borrower or Agent, as applicable, at the time or times prescribed by Law and at such time or times reasonably requested by the Borrower or Agent, as applicable, such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or Agent as may be necessary for the Borrower and Agent, as applicable, to comply with their obligations under FATCA and to determine that such Lender or Agent, as applicable, has complied with such Lender’s or Agent’s obligations under FATCA or to determine the amount to deduct or withhold from such payment.  Solely for purposes of this Section 3.01(e)(iii), “FATCA” shall include any amendments made to FATCA after the Third Restatement Date.

(iv)       For purposes of Israeli tax, as of the date of this Agreement, a Lender shall be deemed to have complied with paragraph (i) above if the Lender has provided a completed Form A/114 (Claim for Reduced Rate of Withholding Tax/Exemption from Withholding Tax in the State of Israel on Payments to a Non Resident) to the Borrower.  For the avoidance of doubt, the Form A/114 will be deemed to be completed if the relevant Lender has provided a Form 6166 (Certificate of US Tax Residency) to the Borrower in lieu of completing Part H of the A/114 form.

(f)        Refund of Indemnified Taxes or Other Taxes. If any Lender or any Agent determines, in its sole discretion exercised in good faith, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by a Loan Party or with respect to which a Loan Party has paid additional amounts pursuant to this Section 3.01, it shall pay over such refund to such Loan Party (net of any out-of-pocket expenses of such Lender or such Agent), but only to the extent of indemnity payments made or additional amounts paid under this Section 3.01 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund and without interest (other than interest paid by the relevant taxation authority with respect to such refund); provided that such Loan Party, upon written request of such Lender or an Agent, agrees to repay the amount paid over to such Loan Party to the Administrative Agent for the benefit of such Lender or such Agent (plus any penalties, interest or other charges imposed by the relevant taxation authority) in the event such Lender or such Agent is required to repay such refund to such taxation authority. This Section 3.01(f) shall not be construed to require any Lender or any Agent to make available its Tax returns (or any other information relating to Taxes that it deems confidential) to any Loan Party or any other Person. Notwithstanding anything to the contrary in this Section 3.01(f), in no event will any Lender or Agent be required to pay any amount to any Loan Party pursuant to this Section 3.01(f) the payment of which would place such Lender or Agent in a less favorable net after-Tax position than such Lender or Agent would have been in if the indemnification payments or additional amounts giving rise to the applicable refund had never been paid.

(g)       FATCA Withholding. For purposes of determining withholding Taxes imposed under FATCA, from and after the Third Restatement Date, the Borrower and the Administrative Agent shall treat (and the Lenders party hereto hereby authorize the Administrative Agent to treat) this Agreement as not qualifying as a “grandfathered obligation” within the meaning of Treasury Regulation Section 1.1471-2(b)(2)(i).

(h)       VAT.

(i)       All payments by or on account of any obligation of any Loan Party hereunder or under any other Loan Document are deemed to be exclusive of any VAT and, accordingly, if VAT is or becomes chargeable on such payment, that Loan Party must pay (in addition to and at the same time as paying any other consideration) an amount equal to the amount of the VAT.

(ii)       Where any Loan Document requires any party thereto to reimburse or indemnify for any cost or expense, that party shall reimburse or indemnify (as the case may be) the Lender for the full amount of such cost or expense, including, if applicable, such part thereof as represents VAT.

(iii)       Any reference in this Section 3.01(h) to any party shall, when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the Value Added Tax Act 1994).

3.02          Illegality. If a Lender determines (after consultation with the Administrative Agent) that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Lender to make, maintain or fund the Loan, or to determine or charge interest rates based upon the Floating Rate, or any Governmental Authority has imposed material restrictions on the authority of a Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to the Administrative Agent and the Borrower, any obligation of such Lender to make or continue the Loans shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from the Lender, either (i) convert such Lender’s portion of the Loans to a Base Rate Loan, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain its portion of the Loans to such day, or immediately, if such Lender may not lawfully continue to maintain its portion of the Loans or (ii) prepay such Lender’s Ratable Share of the Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain its portion of the Loans to such day, or immediately, if such Lender may not lawfully continue to maintain its portion of the Loans. Upon any such prepayment, the Borrower shall also pay accrued interest on the amount so prepaid.

3.03          Increased Costs; Reserves.

(a)       Increased Costs Generally. If any Change in Law shall:

(i)       impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, the Required Lenders (except any reserve requirement reflected in the Floating Rate);

(ii)       subject the Required Lenders to any Tax of any kind whatsoever with respect to this Agreement or the Loan made by them, or change the basis of taxation of payments to the Required Lenders in respect thereof (except for Indemnified Taxes or Other Taxes, in each case to the extent covered by Section 3.01, and Excluded Taxes); or

(iii)       impose on the Required Lenders or the London interbank market any other condition, cost or expense affecting this Agreement or the portion of the Loans made by the Required Lenders;

and the result of any of the foregoing shall be to increase the cost to the Required Lenders of making or maintaining their portion of the Loans (or of maintaining their obligation to make their portion of the Loan) or to reduce the amount of any sum received or receivable by the Required Lenders hereunder (whether of principal, interest or any other amount) then, upon request of the Administrative Agent, the Borrower will pay to the Administrative Agent for the benefit of the Required Lenders (and any other so affected Lender) such additional amount or amounts as will compensate such Lenders (based on the compensation requested by the Required Lenders) for such additional costs incurred or reduction suffered.

(b)       Capital Requirements. If the Required Lenders determine that any Change in Law affecting the Required Lenders or their respective holding companies, if any, regarding capital requirements has or would have the effect of reducing the rate of return on the Required Lenders’ capital or on the capital of their respective holding companies, if any, as a consequence of this Agreement, the Required Lenders’ Commitments or the portions of the Loans made by each of the Required Lenders to a level below that which the Required Lenders or their respective holding companies could have achieved but for such Change in Law (taking into consideration the Required Lenders’ policies and the policies of their respective holding companies with respect to capital adequacy), then from time to time the Borrower will pay to the Administrative Agent for the benefit of the Required Lenders (and any other so affected Lender) such additional amount or amounts as will compensate such Lenders (based on the compensation requested by the Required Lender) or their respective holding companies for any such reduction suffered. For the avoidance of doubt and with respect to Section 3.03, if any Change of Law affects a number of Lenders insufficient to qualify as Required Lenders, such Lenders will not be entitled to receive any additional amounts from the Borrower.

(c)       Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to the Administrative Agent and the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)       Delay in Requests. Failure or delay on the part of a Lender to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate such Lender pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than 180 days prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof).

(e)       Early Termination. If all of the Commitments are terminated pursuant to Section 2.03(c), the Borrower shall have no further obligations to provide compensation to any Lender for additional costs incurred after such termination (and related repayment of the Loans) as specified in subsection (a) or (b) of this Section.

3.04          Compensation for Losses. Upon demand of a Lender from time to time, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a)       any payment or prepayment of the Loans on a day other than an Interest Payment Date (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise); or

(b)       any failure by the Borrower (for a reason other than the failure of such Lender to make available on any date specified herein its portion of the Loan) to prepay or borrow the Loans on any date specified in any notice delivered pursuant hereto or in the amount specified therein;

including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain the Loans or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrower to a Lender under this Section 3.04, such Lender shall be deemed to have funded its Ratable Share of the Loans at the Floating Rate for such portion of such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such portion of the Loans was in fact so funded.

3.05          Mitigation Obligations. If a Lender requests compensation under Section 3.03, or the Borrower is required to pay any additional amount to a Lender, an Agent or any Governmental Authority for the account of such Lender or Agent pursuant to Section 3.01, or if a Lender gives a notice pursuant to Section 3.02, then such Lender or Agent, as the case may be, shall use reasonable efforts to designate a different lending office for funding or booking the Loan, or its portion thereof, hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates and to take any other actions reasonable in the good faith judgment of such Lender or Agent, if, in the judgment of such Lender or Agent, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.03, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender or Agent to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender or Agent. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by a Lender or Agent in connection with any such designation, assignment or action.

3.06          Replacement of Lenders. The Borrower shall be permitted to replace any Lender that requests reimbursement for amounts owing pursuant to Sections 3.01, 3.02 or 3.03 with an Eligible Assignee; provided that (i) such replacement does not conflict with any Laws, (ii) prior to any such replacement, such replaced Lender shall have taken no action under Section 3.05 so as to eliminate the continued need for payment of amounts owing pursuant to Sections 3.01, 3.02 or 3.03, (iii) the Eligible Assignee shall purchase, at par, all Loans and other amounts (including the payment of all interest and fees accrued prior to such date and payment of such Lender’s portion of the Remaining Initial Commitment Fee) owing to such replaced Lender on or prior to the date of replacement and (iv) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender. Upon any such assignment, such replaced Lender shall no longer constitute a “Lender” for purposes hereof; provided that any rights of such replaced Lender to indemnification hereunder shall survive as to such replaced Lender. Each Lender, the Administrative Agent and the Borrower agrees that in connection with the replacement of a Lender and upon payment to such replaced Lender of all amounts required to be paid under this Section 3.06, the Administrative Agent and the Borrower shall be authorized, without the need for additional consent from such replaced Lender, to execute an Assignment and Assumption on behalf of such replaced Lender, and any such Assignment and Assumption so executed by the Administrative Agent and the Borrower shall be effective for purposes of this Section 3.06 and Section 10.06.

ARTICLE IV
CONDITIONS PRECEDENT

4.01          [Reserved].

4.02          Conditions to Each Loan Extension. The obligation of each Lender to make any Loan hereunder on any Loan Date, including the Third Restatement Date, is subject to satisfaction, or waiver by the Lenders in accordance with Section 10.01, of the following conditions precedent:

(a)       The Administrative Agent shall have received a Loan Notice in accordance with the terms of Section 2.02(a). Each Loan Notice submitted by the Borrower shall be deemed to be a representation and warranty that the conditions specified in Sections 4.02(b) and (c) have been satisfied on and as of the applicable Loan Date.

(b)       As of such Loan Date, the representations and warranties of any Loan Party contained in Article 5 or any other Loan Document shall be true and correct on and as of such Loan Date, before and after giving effect to the borrowing, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and except that for purposes of this Section 4.02, the representations and warranties contained in Section 5.04(a) shall be deemed to refer to the most recent statements furnished pursuant to Section 6.01.

(c)       As of such Loan Date, no Default or Event of Default shall exist or be continuing on such date or would result therefrom after giving effect to the Loan Extension requested to be made on such date.

4.03          Conditions of the Third Restatement Date. The effectiveness of the amendment and restatement of the Second Amended and Restated Loan Agreement in the form of this Agreement is subject to satisfaction, or waiver by the Lenders in accordance with Section 10.01, of the following conditions precedent:

(a)       Receipt by the Administrative Agent of the following, each of which shall be originals or telecopies (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer, if applicable, each dated the Third Restatement Date and each in form and substance satisfactory to the Administrative Agent:

(i)          executed counterparts of the following Loan Documents, sufficient in number for distribution to each Lender requesting original counterparts, the Administrative Agent and the Borrower: (A) this Agreement; (B) the Collateral Documents; (C) each US Guaranty Agreement and (D) the Canadian Guaranty Agreement;

(ii)          a certificate signed by a Responsible Officer of the Borrower certifying that conditions set forth in Sections 4.03(b) and (c) have been satisfied;

(iii)         such certificates of resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of the Loan Parties as the Administrative Agent may require evidencing the identity, authority and capacity of each Responsible Officer authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents;

(iv)         such documents and certifications as the Administrative Agent may reasonably require to evidence that each Loan Party is duly organized or formed under the Laws of the jurisdiction of its organization and is validly existing, in good standing and qualified to engage in business in each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification;

(v)         the following opinions, each in form and substance reasonably satisfactory to the Administrative Agent and addressed to the Lenders and the Agents covering (i) the capacity and authority of Loan Parties to enter into the Loan Documents and the transactions contemplated herein and (ii) the perfection of the Administrative Agent’s security interest in the Collateral:

(A)       the legal opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, special New York counsel to the Loan Parties;

(B)       the legal opinion of Fasken Martineau DuMoulin LLP, special Canadian counsel to the Loan Parties;

(C)       the legal opinion of Herzog, Fox & Neeman, special Israeli counsel to the Administrative Agent; and

(D)       the legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special UK counsel to the Loan Parties;

(vi)         a Solvency Certificate dated as of the Third Restatement Date in the form attached hereto as Exhibit H;

(vii)        the Company Consent Letter duly executed by all parties thereto; and

(viii)       a Form U-1 Purpose Statement published by the FRB with respect to the Loans duly completed and executed by a Responsible Officer of the Borrower in form and substance satisfactory to the Lenders.

(b)       The representations and warranties of any Loan Party contained in Article 5 or any other Loan Document shall be true and correct on and as the Third Restatement Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and except that for purposes of this Section 4.03, the representations and warranties contained in Section 5.04(a) shall be deemed to refer to the most recent statements furnished pursuant to Section 6.01.

(c)       As of the Third Restatement Date, no Default or Event of Default shall exist or be continuing.

(d)       The Borrower shall have paid (or shall have irrevocably authorized the Administrative Agent to net from the proceeds of the Loans made on the Third Restatement Date): (i) the Commitment Fee, (ii) all accrued interest under the Existing Loan Agreement and (iii) all reasonable, documented and out-of-pocket fees, charges and disbursements of counsel to the Lenders and the Agents to the extent invoiced prior to or on the Third Restatement Date, plus such additional amounts of such reasonable, documented and out-of-pocket fees, charges and disbursements as shall constitute a reasonable estimate of such reasonable, documented and out-of-pocket fees, charges and disbursements incurred or to be incurred by the Agents and the Lenders through the closing proceedings (provided that such estimate shall not thereafter preclude a final settling of accounts between the Borrower, the Lenders and the Agents).

(e)       The Borrower shall have submitted a Loan Notice in accordance with Section 2.02 to request Loans in an amount equal to the Available Amount on the Third Restatement Date.

(f)       Each Secured Party shall have a valid, perfected First Priority interest in the relevant Collateral and the Borrower shall have:

(i)       delivered or transferred Eligible Pledged Shares to the Applicable Account; and

(ii)       provided evidence satisfactory to the Administrative Agent that the Borrower has satisfied all applicable requirements under the Collateral Documents to perfect the Agent’s lien on the Collateral.

(g)       With respect to the Canadian Loan Agreement, (a) the Outstanding Loan Amount (as defined in the Canadian Loan Agreement) will be repaid (with the proceeds of the initial Loans made on the Third Restatement Date), (b) all Commitments (as defined in the Canadian Loan Agreement) thereunder will be concurrently terminated and permanently reduced, (c) all fees and accrued interest have been paid and (d) the Canadian Loan Agreement will be concurrently terminated, except for any provisions which are intended to survive the termination of the Credit Facility (as defined in the Canadian Loan Agreement), pursuant to the Canadian Payout Letter.

(h)       The Loans under the Second Amended and Restated Margin Loan Agreement will be repaid in full (with the proceeds of the initial Loans made on the Third Restatement Date) and all notice requirements set forth in Section 2.03(a)(i) of the Second Amended and Restated Margin Loan Agreement shall have been satisfied, pursuant to the US Payout Letter.

(i)       As of the Third Restatement Date, (A)(i) the Commitment Amount divided by (ii) the Collateral Value (determined for such purpose based on the applicable Closing Price as of the Scheduled Trading Day immediately preceding the Third Restatement Date) with respect to the Initial Pledged Shares is less than or equal to (B) the Regulation U Percentage as (determined for such purpose based on the applicable Closing Price as of the Scheduled Trading Day immediately preceding the Third Restatement Date) determined on such date.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lenders and the Agents that as of the date hereof and on each Loan Date:

5.01          Existence, Qualification and Power. The Borrower (a) is duly organized or formed and validly existing under the Laws of the jurisdiction of its organization, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its respective assets and carry on its respective business (except to the extent that failure to have such governmental licenses, authorizations, consents and approvals could not reasonably be expected to have a Material Adverse Effect) and (ii) execute, deliver and perform its obligations under the Loan Documents (to the extent a party thereto), and (c) is duly qualified and is licensed and in good standing under the Laws of each jurisdiction where its respective ownership, lease or operation of properties or the conduct of its respective business requires such qualification or license (except to the extent that failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect).

5.02          Authorization; No Contravention. The execution, delivery and performance by the Borrower of each Loan Document to which it is party have been duly authorized by all necessary corporate action, and do not and will not (a) contravene the terms of any of its Organization Documents; (b) conflict with or result in any breach or contravention of, or the creation or imposition of any trading restriction or Lien (other than the Liens created by the Collateral Documents) under, or require any payment to be made under (i) any Contractual Obligation or written policy to which the Borrower is a party or affecting the Borrower (including any Contractual Obligation or policy of any Company, including, without limitation, such Company’s window period policy) or its assets or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which the Borrower is subject; (c) violate any Law except in the case of clause (c), where any such violation, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; or (d) require any approval of stockholders, members or partners or any approval or consent of any Person under any contractual obligation of the Borrower, except for such approvals or consents which will be obtained on or before the Third Restatement Date and disclosed in writing to Lenders.

5.03          Binding Effect. This Agreement has been, and each other Loan Document to which the Borrower is a party when delivered hereunder, will have been, duly executed and delivered by the Borrower. This Agreement constitutes, and each other Loan Document to which the Borrower is a party when so delivered will constitute, a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms.

5.04          Financial Statements; No Material Adverse Effect.

(a)       The Borrower Financial Statements (i) were prepared in accordance with IFRS consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present in all material respects the financial condition of the Borrower as of the date thereof and its results of operations for the period covered thereby in accordance with IFRS consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (iii) show all indebtedness and other liabilities required to be disclosed in accordance with IFRS.

(b)       Since the date of the Borrower Financial Statements, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

5.05          Disclosure. As of the Third Restatement Date, the Borrower has disclosed to the Administrative Agent all agreements, instruments and corporate or other restrictions to which it or any of the Collateral is subject, and all other matters known to the Borrower that, individually or in the aggregate, in each case above, could reasonably be expected to result in a Material Adverse Effect. To the knowledge of a Responsible Officer, no report, financial statement, certificate or other written information concerning the Borrower or any Guarantor furnished by or on behalf of the Borrower to the Administrative Agent or the Lenders in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or under any other Loan Document contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

5.06          Litigation. There are no actions, suits, investigations, proceedings, claims or disputes pending or, to the knowledge of the Borrower, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against the Borrower or, to the knowledge of the Borrower with respect to clause (b) below, any of the Common Shares that (a) purport to affect or pertain to this Agreement or any other Loan Document, or any of the transactions contemplated hereby or thereby, or (b) either individually or in the aggregate, if determined adversely, could reasonably be expected to have a Material Adverse Effect.

5.07          No Default. The Borrower is not in default under or with respect to any Material Contract, any agreement with the Company relating to any of the Pledged Shares or any other agreement applicable to any of the Pledged Shares. No Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

5.08          Compliance with Laws. The Borrower is in compliance with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it except where the failure to so comply, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. The Borrower is not a “company in violation” under section 362A of the Israeli Companies Law.

5.09          Taxes. The Borrower has filed all material Tax returns and reports required to be filed with any Governmental Authority, and has paid all material Taxes, assessments, fees and other governmental charges levied or imposed by any Governmental Authority upon it or its properties, income or assets otherwise due and payable, except those that are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with IFRS. As of the Third Restatement Date, there is no proposed written material Tax assessment against the Borrower and there is no current or, to the best of the Borrower’s knowledge, pending audit or other formal material investigation by any Governmental Authority of the Borrower. There is no pending audit or other formal material investigation of the Borrower that could reasonably be expected to result in a lien on the Collateral. With respect to any exercise of remedies with respect to the relevant Pledged Shares, no amount of Taxes will be withheld or deducted therefrom.

5.10          Governmental Authorization; Other Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Borrower of this Agreement or any other Loan Document, except for filings or recordings with respect to the Collateral to be made, or otherwise delivered for filing and/or recordation, as of the Third Restatement Date.

5.11          Organization Documents. The Borrower is in compliance with the terms and provisions of its Organization Documents.

5.12          Margin Regulations; Investment Company Act and Other Governmental Regulation.

(a)       The borrowing of the Loans hereunder and the use of proceeds thereof will not violate or result in a violation of Section 7 of the Exchange Act or any regulations issued pursuant thereto, including Regulations T, U and X of the FRB or any rules or regulations of any “self-regulatory organization” (as defined in Section 3(a)(26) of the Exchange Act) of which such Lender is a member.

(b)       Neither the Borrower nor any Person Controlling the Borrower, is, or is required to be registered as, and after giving effect to the transactions contemplated under the Loan Documents will not be, an “investment company” under the Investment Company Act of 1940 and the Borrower is not subject to regulation under any other federal or state statute or regulation that is customarily applicable to transactions such as those contemplated hereby, which may limit its ability to incur the indebtedness contemplated hereunder or which may otherwise render all or any portion of the Obligations unenforceable.

5.13          [Reserved]

5.14          Solvency. The Borrower is, and upon the incurrence of any Obligations by the Borrower on any date on which this representation and warranty is made or deemed made, will be, Solvent.

5.15          PATRIOT Act; Sanctions; Anti-Corruption.

(a)       To the extent applicable, the Borrower is in compliance with the (i) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto and (ii) the PATRIOT Act. No part of the proceeds of the Loans will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended, and all other similar anti-corruption legislation in other jurisdictions.

(b)       Neither the Borrower nor any of its Subsidiaries, nor, to the knowledge of the Borrower, any director, officer, agent, employee, Affiliate, Person or vessel acting on behalf of the Borrower or any of its Subsidiaries is, or is directly or indirectly owned or controlled by, or acting on behalf of, an individual or entity (an “Affiliated Person”) that is, (A) the subject of any sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury and the Foreign and Commonwealth Office of the United Kingdom, the Government of Canada and any other applicable sanctions authority (collectively, “Sanctions”), or (B) located or organized within, or doing business or operating from, a country or territory that is, or whose government is, the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Sudan and Syria), with respect to both (A) and (B) to the extent prohibited by Sanctions. The Borrower will not directly or indirectly use the proceeds from the offering of the Loan, or lend, contribute or otherwise make available such proceeds, (i) to fund any activities or business of or with any Affiliated Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions and such funding would be a violation of Sanctions, or (ii) in any other manner that would result in a violation of Sanctions by any Affiliated Person (including any Affiliated Person participating in the Loan, whether as agent, arranger, lender or otherwise).

(c)       The Borrower and its Subsidiaries and, to the knowledge of the Borrower, their respective directors, officers, agents, employees, and Affiliates are in compliance with Anti-Corruption Laws. The Borrower will not use any Loan, and shall procure that its Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the proceeds of any Loan (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws or (b) in any other manner in violation of Anti-Corruption Laws.

(d)       Notwithstanding the foregoing, the provisions of this Section 5.15 shall not be interpreted to contravene, or require any notification to the Attorney General of Canada under, the Foreign Extraterritorial Measures (United States) Order, 1992, by the Borrower or any of its Subsidiaries located in Canada.

5.16          No Material Non-public Information. As of the Third Restatement Date and any date on which Common Shares (including Voluntary Share Collateral) are transferred to the Applicable Account in accordance with the terms of the applicable Security Agreement, (x) the Borrower is not aware of, and is not entering into the Loan Documents or the transactions contemplated thereby on the basis of, any material Non-public Information in respect of any Company or any Common Shares and (y) the Borrower is not aware of any agreements or arrangements that, if consummated, would constitute a Company Extraordinary Event or Potential Adjustment Event.

5.17          Bulk Sale and Private Sale. The Borrower understands that upon the occurrence of an Event of Default and the exercise of remedies pursuant to a Security Agreement, (a) a bulk sale of the Pledged Shares may occur which may result in a substantially discounted realization value with respect to the Pledged Shares compared to the then current market price and (b) a private sale of the Pledged Shares may occur which may result in less proceeds than a public sale. The Borrower acknowledges and agrees that (i) it shall be commercially reasonable to conduct any such sale of Pledged Shares as a bulk sale or private sale under the Uniform Commercial Code (notwithstanding any loss to the Borrower from a lower sale price as a result of such sale being a bulk sale or private sale) and (ii) neither the Agents nor the Lenders shall have any liability or responsibility for any such loss.

5.18          Status of Common Shares.

(a)       Each EQY Share to be transferred to the Applicable Account (i) was, when issued, of the same class as securities listed on a national exchange registered under Section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system; (ii) is either in book-entry format or is represented by a share certificate in respect of which the Borrower has delivered to the Administrative Agent for the benefit of the Secured Parties a stock power executed by MGN America SPV or MGN USA SPV, as applicable, in blank; (iii) was acquired by MGN America SPV or MGN USA SPV, as applicable, by paying the full purchase price (within the meaning of Rule 144(d)(1)(iii) under the Securities Act) therefor, and taking the full risk of economic loss thereon by an Affiliate of MGN America SPV or MGN USA SPV, as applicable, at least one year prior to the date on which such EQY Share is transferred to the relevant Account; (iv) is not subject to any Transfer Restrictions (and, for the avoidance of doubt, does not bear any restrictive legend whatsoever including any legend that relates to restriction on the disposition thereof under the Securities Act or that relates to any contractual restrictions on the transfer thereof) or other restrictions on disposition (whether in the hands of MGN America SPV or MGN USA SPV, as applicable, or any Lender or Agent exercising its rights with respect thereto under the Loan Documents) except for the Existing EQY Transfer Restrictions; and (v) is not subject to any shareholders agreement or any voting or other contractual restrictions other than as provided in (x) any agreement of the type described in Section 5.18(d)(x)(iii) and (y) any internal restrictions voluntarily imposed by the EQY Company (which internal restrictions would not restrict any sale of such EQY Shares pursuant to an exercise of remedies under the Loan Documents).

(b)       MGN America SPV and MGN USA SPV are the sole owners of and have good title to the EQY Shares to which the interests to be transferred to the Applicable Account relate, and such EQY Shares are free and clear of all Liens (other than Permitted Liens) and of any option, redemption or similar rights.

(c)       The Loans contemplated hereunder are entered into by the Borrower in good faith and at arm’s length and is a bona fide loan with “full recourse” (within the meaning of Rule 144 under the Securities Act). Such Loan is not entered into with an expectation that the Borrower would default in its obligations thereunder. The Lien created under the Collateral Documents (including without limitation, the pledge of the Pledged Shares) is a bona fide pledge to secure the Borrower’s obligations, as applicable, under the Loan Documents, which obligations provide for full recourse to the Borrower. Such Collateral Documents are not entered into by the Borrower with the intent of facilitating a disposition of the Common Shares subject to the Collateral Documents. On the Third Restatement Date and each date that this representation is required to be made pursuant to Section 4(b)(ii) of each US Security Agreement, the Borrower is the sole owner of, and has good title to, assets (other than securities issued by the EQY Company owned directly by the Borrower), subject solely to customary liens in favor of general creditors of the Borrower (other than Permitted Liens), the fair market value of which supports the Lenders’ “full recourse” to the Borrower’s assets.

(d)       The Pledged Shares are not subject to any shareholders agreement or any voting or other contractual restrictions other than, (x) in the case of the EQY Shares as provided in (i) certain registration rights agreements entered into between the EQY Company and the Borrower or any of its Affiliates, (ii) any other agreement (including any Shareholder Agreement) with respect to voting of the EQY Shares that is not adverse to the Agents or Lenders in their respective capacities as such and (iii) any internal restrictions voluntarily imposed by the EQY Company (which internal restrictions would not restrict any sale of such shares pursuant to an exercise of remedies under the Loan Documents), (y) in the case of FCR Shares, as provided in any Shareholder Agreement with respect to voting of the FCR Shares that is not adverse to the Agents or Lenders in their respective capacities as such, and (z) in the case of the CTY Shares, (i) the CPPIB Agreement and (ii) as provided in any Shareholder Agreement with respect to voting of the CTY Shares that is not adverse to the Agents or Lenders in their respective capacities as such; it being agreed in each case that agreements which are adverse are those that, directly or indirectly, have an adverse effect on the Agents’ or Lenders’ ability to take remedies with respect to the Collateral or have any adverse impact on the execution of or realization from such remedies, including delays, additional consents or other processes or complications with respect to sales of the Pledged Shares or any similar effect.

(e)       Each CTY Share to which the interests to be transferred to the Applicable Account relate (i) is in book-entry format and held on a nominee omnibus account in the Finnish book-entry securities system maintained by Euroclear Finland Ltd; (ii) is legally and validly issued and fully paid; (iii) is not subject to any Transfer Restrictions (and, for the avoidance of doubt, is not subject to any restrictive legend whatsoever including any legend that relates to restriction on the disposition thereof under applicable securities laws or that relates to any contractual restrictions on the transfer thereof) or other restrictions on disposition (whether in the hands of the Borrower or any Lender or Agent exercising its rights with respect thereto under the Loan Documents) other than such Transfer Restrictions that are imposed by the Loan Documents; and (iv) is not subject to any shareholders agreement or any voting or other contractual restrictions other than as provided in (A) the CPPIB Agreement and (B) any agreement of the type described in Section 5.18(d)(z).

(f)       The Borrower is the sole owner of and has good title to the CTY Shares to which the interests to be transferred to the Applicable Account relate, and such CTY Shares are free and clear of all Liens (other than Permitted Liens) and of any option, redemption or similar rights except as set forth in the CPPIB Agreement.

(g)       Each FCR Share to which the securities entitlements (as defined in the Securities Transfer Act (Ontario)) to be transferred to the Applicable Account relate: (i) is in book-entry format and held in a nominee omnibus account in the Canadian book-entry securities system maintained by CDS Clearing and Depository Services Inc.; (ii) is legally and validly issued and fully paid; (iii) is not subject to any Transfer Restrictions other than the Existing FCR Transfer Restrictions and such Transfer Restrictions that are imposed by the Loan Documents and (iv) is not subject to any shareholders agreement or any voting or other contractual restrictions other than as provided in any agreement of the type described in Section 5.19(d)(y).

(h)       The Canadian Guarantor is the sole owner of and has good title to the FCR Shares to which the interests to be transferred to the Applicable Account relate, and such FCR Shares are free and clear of all Liens (other than Permitted Liens) and of any option, redemption or similar rights.

5.19          Reporting Obligations. (i) The Borrower has complied with its reporting obligations with respect to the EQY Shares and the Loan Documents under Sections 13 and 16 of the Exchange Act and applicable securities laws of any other jurisdiction, including any required filings with the SEC, in each case, to the extent applicable, (ii) to the extent that there are, or are required to be in order to avoid a breach of the Loan Documents, FCR Shares in the Canadian Account, the Canadian Guarantor has complied with its reporting obligations under the Securities Act (Ontario) with respect to the FCR Shares, and (iii) to the extent that there are, or are required to be in order to avoid a breach of the Loan Documents, CTY Shares in the UK Securities Account, the Borrower has complied with its reporting and shareholding disclosure obligations with respect to the CTY Shares and with all other applicable obligations under the Finnish Securities Market Act /746/2012), as amended, and other applicable legislation.

5.20          No Tag-Along Right. In connection with entering into this Agreement, MGN America SPV may pledge EQY Shares, MGN USA SPV may pledge EQY Shares, the Canadian Guarantor may pledge FCR Shares and the Borrower may pledge CTY Shares as security for the Loans, and such Loans are obtained and such pledges are undertaken in good faith and on arm’s length terms and, based on information provided to the Borrower by Citibank, in the ordinary course of Citibank’s business as contemplated (in the case of the CTY Shares) by clause (ii) of Section 3 of the last paragraph of the CPPIB Agreement.

ARTICLE VI
AFFIRMATIVE COVENANTS

So long as the Commitments shall be in effect or the Loans or other Obligations shall remain unpaid or unsatisfied, the Borrower shall:

6.01          Financial Statements. Deliver to the Administrative Agent, in form and detail reasonably satisfactory to the Administrative Agent:

(a)       as soon as available, but in any event within 120 days after the end of the fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of results of operations and cash flows for such fiscal year, all in reasonable detail and prepared in accordance with IFRS, such consolidated financial statements to be audited and accompanied by a report and opinion of a firm of independent public accountants of recognized standing in Israel, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit; and

(b)       as soon as available and in any event within 75 days after the end of each fiscal quarter (other than the fourth fiscal quarter) of the Borrower’s fiscal year, an unaudited consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such quarter, and the related unaudited consolidated statements of results of operations and cash flows for the period commencing at the end of the previous fiscal year and ending with the end of such fiscal quarter, all in reasonable detail, such consolidated statements to be certified by a Responsible Officer of the Borrower as fairly presenting the financial condition, results of operations and cash flows of the Borrower and its Subsidiaries in accordance with IFRS, subject only to normal year-end audit adjustments and the absence of footnotes.

6.02          Certificates; Other Information. Deliver to the Administrative Agent:

(a)       concurrently with the delivery of any financial statement, other statement, certification or account statement referred to in Section 6.01, a duly completed certificate signed by a Responsible Officer stating that no Default exists or, if any such Default shall exist, stating the nature and status of such event;

(b)       promptly, and in any event within five Business Days after receipt thereof by the Borrower or any Affiliate of the Borrower that Controls the Borrower, copies of each notice or other correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any investigation or possible investigation or other similar inquiry by such agency regarding the Borrower, the Company or the Common Shares (for the avoidance of doubt, routine trading inquiries not involving the Borrower shall not be covered by this clause (b)); and

(c)       promptly, such additional information regarding compliance by the Borrower with the terms of the Loan Documents, as the Administrative Agent may from time to time reasonably request in writing.

6.03          Certification of Public Information. Notwithstanding anything to the contrary herein, the Borrower shall not provide, shall not be required to provide, and shall cause any Loan Party or subsidiary thereof not to provide, any Lender or Agent with any Non-public Information with respect to the Borrower, any Company or any Common Shares.

6.04          Notices. Promptly notify the Administrative Agent of:

(a)       the occurrence of any Default;

(b)       the occurrence of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect;

(c)       the occurrence of a Change of Control;

(d)       any material change in accounting policies or financial reporting practices by the Borrower; and

(e)       any receipt by Borrower or any of its Affiliates of a margin call or requirement to pay cash or deliver securities in connection with the market movements of collateral supporting any loan or other indebtedness contemplated in any Margin Indebtedness.

Each notice pursuant to this Section shall be accompanied by a statement of a Responsible Officer setting forth in reasonable detail the occurrence referred to therein and stating what action the Borrower has taken and proposes to take (if known) with respect thereto. Each notice pursuant to Section 6.04(a) shall describe with reasonable particularity any and all provisions of this Agreement and any other Loan Document that have been breached.

6.05          Preservation of Existence, Etc. (a) Preserve, renew and maintain in full force and effect its legal existence as a limited liability company under the Laws of the State of Israel and (b) take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business; except in each case where the failure to so preserve, renew or maintain, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

6.06          Payment of Taxes and Claims. The Borrower will pay all material Taxes imposed upon it or any of its properties or assets or in respect of any of its income, businesses or franchises, or for which it otherwise is liable, before any penalty or fine accrues thereon, and all material claims (including claims for labor, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided that no such Tax or claim need be paid to the extent it is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as (a) adequate reserves or other appropriate provisions, as shall be required in conformity with IFRS, shall have been made or provided therefor, and (b) in the case of such Tax or claim which has or may become a Lien against any of the Collateral, such proceedings conclusively operate to stay the sale of any portion of the Collateral to satisfy such Tax or claim.

6.07          Compliance with Laws and Material Contracts. Comply with (a) the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property except where the failure to comply, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect and (b) its reporting obligations with respect to the Common Shares and the Loan Documents under Sections 13 and 16 of the Exchange Act and applicable securities laws of any other jurisdiction, including any required filings with the SEC, in each case, to the extent applicable; provided, that a failure to make any such filings during the time periods provided therefor shall not in and of itself be deemed a breach of this covenant if it is made within ten (10) days after the date on which such filings was otherwise due.

6.08          Books and Records. Maintain proper books of record and account, in which full, true and correct entries in conformity with IFRS consistently applied shall be made of all financial transactions and matters involving the assets and business of the Borrower.

6.09          Use of Proceeds. Use the proceeds of the Loans not in contravention of any Law or of any Loan Document.

6.10          Purpose Statement. Upon request from a Lender or an Agent, deliver to such Lender or Agent a Form U-l Purpose Statement or Form G-3 Purpose Statement, as applicable, each as published by the FRB and duly completed and executed by a Responsible Officer of the Borrower in form and substance satisfactory to the Lenders.

6.11          Further Assurances. Promptly, at its sole cost and expense, execute and deliver to the Agents and the Lenders such further instruments and documents, and take such further action, as the Agents may, at any time and from time to time, reasonably request in order to carry out the intent and purpose of this Agreement and the other Loan Documents and to establish and protect the rights, interests and remedies created, or intended to be created, in favor of the Secured Parties hereby and thereby. Subject to the limitations set forth in Section 10.04, the Borrower shall pay, or reimburse each Lender upon demand for, any and all reasonable, documented and out-of-pocket fees, costs and expenses incurred in connection with the creation, preservation and protection of its Liens, on the assets of the Borrower under the Loan Documents including reasonable, documented and out-of-pocket legal fees, other fees and taxes in connection with the recording or filing of instruments and documents in public offices, payment or discharge of any taxes or Liens upon or in respect of such assets of the Borrower, other reasonable, documented and out-of-pocket fees, costs and expenses in connection with protecting, maintaining or preserving such assets of the Borrower and the Secured Parties’ interest therein, whether through judicial proceedings or otherwise, or in defending or prosecuting any actions, suits or proceedings arising out of or related to such assets of the Borrower; and all such amounts that are paid by any Secured Party shall, until reimbursed by the Borrower, constitute Obligations secured by such assets of the Borrower.

6.12          Future Financings. In any future financings of the Borrower or any of its Affiliates secured by EQY Shares and/or CTY Shares, exercise commercially reasonable efforts to include in the documentation for such financings a provision that releases the agents and lenders thereto from their respective confidentiality obligations under such documentation similar in scope to the proviso in Section 10.07 hereof.

6.13          Bank Leumi Pledges. The Borrower shall cause Bank Leumi and/or Bank Leumi USA to file by October 27, 2016 any documentation required to effect the removal and cancellation of a registered pledge with the Israeli Registrar of Pledges in favor of Bank Leumi and/or Bank Leumi USA with respect to all EQY Shares constituting Pledged Shares.

ARTICLE VII
NEGATIVE COVENANTS

So long as the Commitments shall be in effect or the Loans or other Obligations shall remain unpaid or unsatisfied, the Borrower shall not directly or indirectly:

7.01          Liens. Create, incur, assume or suffer to exist any Lien upon any of the Collateral other than Liens pursuant to any Loan Document, other than Permitted Liens.

7.02          Indebtedness. Create, incur, assume or suffer to exist any Indebtedness which is secured by the Collateral.

7.03          Fundamental Changes. Dissolve, liquidate, merge or consolidate with or into another Person (other than a dissolution, liquidation, merger or consolidation in which the Borrower is the continuing entity).

7.04          Amendments or Waivers of Organization Documents. Agree to any amendment, restatement, supplement or other modification to, or waiver of, any of its Organization Documents after the Third Restatement Date in any manner that would have a Material Adverse Effect.

7.05          Status of Common Shares. Transfer any Common Share to the Applicable Account unless the representation and warranty set forth under Section 5.18(a) (in the case of the EQY Shares), Section 5.18(e) (in the case of the CTY Shares) or Section 5.18(g) (in the case of the FCR Shares), as applicable, is true and correct as of and after giving effect to such transfer.

7.06          Dispositions. Make any Disposition or enter into any agreement to make any Disposition if such Disposition is of Collateral. The Company may make a Disposition of Common Shares that are not Collateral on the applicable Exchange so long as no Default shall exist or would result from such Disposition and no Margin Call Notice would be given as a result thereof.

7.07          Restricted Payments. Declare or make, directly or indirectly, any Restricted Payment or incur any obligation (contingent or otherwise) to do so in each case consisting of the Collateral or any other Common Shares except, in the case of other Common Shares, if no Event of Default shall exist or would result therefrom and no Margin Call Notice would be given as a result thereof.

7.08          Transactions with Affiliates. Other than dividends, distributions and the issuance of Equity Interests and other than the Borrower’s ownership of Pledged Shares (and the exercise of the Borrower’s rights with respect thereto in a manner that is not prohibited by any provision of the Loan Documents), enter into any transaction of any kind with any of its Affiliates involving Pledged Shares.

7.09          Collateral. Take any action that shall impair any Secured Party’s rights in the Collateral.

7.10          Investment Company. Become, or permit any Person Controlling the Borrower to become, or become required to be, registered as an “investment company” within the meaning of the Investment Company Act.

7.11          Negative Pledges. Enter into any agreement (other than a Loan Document) which (a) prohibits the creation or assumption of any Lien upon any of the Collateral or (b) prohibits the amendment or other modification of this Agreement or any other Loan Document.

7.12          Block Sale. Effect, or permit any Affiliates to effect, any Block Sale without the prior written consent of Citibank, N.A. if the LTV Ratio (determined based on (i) the then-current Net Exposure Amount and (ii) a Collateral Value that is determined after giving effect to the release of the Common Shares to be sold pursuant to such Block Sale, if any) would exceed [* * *]. For the avoidance of doubt, this Section 7.12 will not prevent the Borrower, MGN America SPV, MGN USA SPV or their respective Affiliates from trading the Common Shares in their normal course of business in a transaction other than a Block Sale.

7.13          Amendments or Waivers of CPPIB Agreement. Agree to, or permit any Affiliate to agree to, any amendment, restatement, supplement or other modification to, or waiver of, the CPPIB Agreement after the Third Restatement Date in any manner that would have a Material Adverse Effect upon the legality, validity, binding effect or enforceability against the Borrower or any Guarantor of any Loan Document or a Material Adverse Effect on the ability of any Secured Party to exercise its remedies at the times and in the manner contemplated by the Collateral Documents, and if any modification as set forth in this Section 7.13 occurs in respect of any part of the CPPIB Agreement, then Borrower shall undertake to provide notice to Lenders concurrently with any public filing or other public disclosure of such modification, but in any event, no later than the effective date of such change.

ARTICLE VIII
EVENTS OF DEFAULT AND REMEDIES

8.01          Events of Default. Any of the following shall constitute an Event of Default subject to the applicable Cure Period described in Section 8.04:

(a)       Non-Payment. The Borrower (i) fails to pay when and as required to be paid herein any amount of principal of the Loans, interest or fees payable hereunder or under any other Loan Document including by reason of any prepayment required pursuant to Sections 2.03 or 2.07(a) or (c), (ii) after having received a Margin Call Notice pursuant to Section 2.07(a), either (x) provides notice to the Calculation Agent that it does not intend to satisfy such Margin Call Notice and fails to cause the Loans to be repaid when and as required or (y) provides notice to the Calculation Agent that it does intend to satisfy such Margin Call Notice and fails timely to provide the Calculation Agent with SWIFT, Fedwire or other instructions evidencing such delivery as required in Section 2.07(a)(ii), (iii) fails to pay when and as required to be paid herein any other amount payable hereunder or under any Loan Document and, in the case of any payment of amounts not constituting principal, interest or commitment fees, such failure continues unremedied for 5 Business Days; or

(b)       Specific Covenants.

(i)       (x) The Borrower fails to perform or observe any term, covenant or agreement contained in any of Section 2.07(a), Sections 6.03, 6.04(a), 6.05(a), 6.08, or 6.13 or Article VII of this Agreement, or MGN America SPV or MGN USA SPV fails to perform or observe any term, covenant or agreement contained in any of Sections 3(a), (b), (d), (e) or in Section 5(c) of the applicable US Security Agreement or Section 3.2 of the applicable US Guaranty Agreement, (y) to the extent there are CTY Shares or cash in the UK Accounts, the Borrower fails to perform or observe any term, covenant or agreement contained in any of Clause 4.1, 5.1, 5.2, 5.4, 6(a) or 7.1 of the English Security Agreement or (z) to the extent that there are, or are required to be in order to avoid a breach of the Loan Documents, FCR Shares in the Canadian Account, the Canadian Guarantor fails to perform or observe any term, covenant or agreement contained in any of Section 3.2(1)(b)(i), 3.3(1)(a) through (h) or 3.3(1)(l) of the Canadian Security Agreement; provided that for the avoidance of doubt, any Event of Default pursuant to this clause (i) that may also be viewed as an Event of Default under the preceding Section 8.01(a) shall be treated as an Event of Default pursuant to this clause (i), or (z) MGN America SPV or MGN USA SPV fails to perform or observe any term, covenant or agreement contained in Article VII herein as it is required under Section 3 of the applicable US Guaranty Agreement; or

(ii)       The Borrower fails to perform or observe any term, covenant or agreement contained in Sections 6.01, 6.02(a), 6.02(b) or Sections 6.04(b), (c) or (d) of this Agreement on its part to be performed or observed and such failure continues unremedied for 5 Business Days; or

(c)       Other Defaults. Any Loan Party shall fail to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Loan Document, provided that, (x) with respect to the English Security Agreement, the CTY Company or CTY Shares, there are, or are required to be in order to avoid a breach of the Loan Documents, CTY Shares or Cash in the UK Accounts and (y) with respect to the Canadian Security Agreement, the FCR Company or FCR Shares, there are, or are required to be in order to avoid a breach of the Loan Documents, FCR Shares in the Canadian Account, on its part to be performed or observed and such failure continues unremedied for 30 days after the date on which the Borrower or such Loan Party receives notice from the Administrative Agent of such failure; or

(d)       Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of any Loan Party herein, in any other Loan Document or in any certificate, financial statement or other document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or deemed made; provided that, (x) with respect to the English Security Agreement, the CTY Company or CTY Shares, there are, or are required to be in order to avoid a breach of the Loan Documents, CTY Shares or Cash in the UK Accounts and (y) with respect to the Canadian Security Agreement, the FCR Company or FCR Shares, there are, or are required to be in order to avoid a breach of the Loan Documents, FCR Shares in the Canadian Account; or

(e)       Insolvency Proceedings, Etc. The Borrower or any Loan Party institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator, ad hoc manager or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator, ad hoc manager or similar officer is appointed without the application or consent of the Borrower or any Loan Party (as applicable) and the appointment continues undischarged or unstayed for 45 days; or any proceeding under any Debtor Relief Law relating to the Borrower or any Loan Party or to all or any material part of its property is instituted without the consent of the Borrower or such Loan Party (as applicable) and continues undismissed or unstayed for 45 days, or an order for relief is entered in any such proceeding; or

(f)       Inability to Pay Debts; Attachment. (i) The Borrower or any Loan Party becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of the Borrower or any Loan Party and is not released, vacated or stayed within 45 days after its issue or levy; or

(g)       Final Judgments. There is entered against the Borrower or any Loan Party (i) a final judgment, decree or order for the payment of money that (x) individually or taken together with any other such final judgments, decrees and/or orders exceeds the Threshold Amount and (y) is not fully covered by insurance as to which a solvent insurance company that is not an Affiliate of the Borrower has not denied coverage or (ii) any one or more nonmonetary final judgments, decrees or orders that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced upon such final judgment, decree or order or (B) such final judgment, order or decree shall not have been vacated, discharged or unstayed within 45 days from entry; or

(h)       Invalidity of Loan Documents. Any provision of any Loan Document at any time after its execution and delivery and for any reason other than satisfaction in full of all the Obligations, ceases to be in full force and effect; or the Borrower or any Loan Party contests in any manner the validity or enforceability of any provision of any Loan Document applicable to it or the Borrower or any Loan Party denies that it has any or further liability or obligation under any Loan Document or purports to revoke, terminate or rescind any provision of any Loan Document; or

(i)       Lien Defects. Any Lien created by any of the Collateral Documents shall at any time fail to constitute a valid and perfected Lien on all of the Collateral purported to be subject thereto, securing the obligations purported to be secured thereby, subject to no prior or equal Lien (other than any Permitted Lien), or the Borrower or any Loan Party (or any Affiliate thereof) (or, with respect to any Collateral consisting of securities or security entitlements (each as defined in Section 8-102 of the UCC), the party having control (as defined in Sections 8-106 and 9-106 of the UCC) of such Collateral) shall so assert in writing, other than any such failure arising or resulting from any action or inaction on the part of a Secured Party; or

(j)       Change of Control. There occurs a Change of Control; provided, however, that no Event of Default shall be deemed to have occurred in respect of this Section 8.01(k) without at least three Business Days’ prior written notice to the Borrower; or

(k)       Debt Purchase Transaction. The Borrower or any of its Affiliates or any Company or any of its Affiliates shall enter into any Debt Purchase Transaction; or

(l)       Cross-Default in Transactions Involving Common Shares. (i) The Borrower or any Affiliate thereof fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or by any action in respect of the exercise of remedies or an enforcement proceeding under any Margin Indebtedness of the Borrower or any Affiliate thereof or otherwise) (subject to any applicable grace periods, during which grace periods the failure to make such payment when due shall not be considered an Event of Default hereunder; provided that, for the avoidance of doubt, the Administrative Agent may take remedial action in accordance with Section 8.02 regardless of whether any remedial action has been commenced by the affected party in connection with such other transaction) in respect of any Indebtedness or guarantee (other than the Indebtedness hereunder) whereby the Borrower or any Affiliate thereof has pledged Common Shares as collateral or whereby such shares are the relevant underlying or reference property (any such Indebtedness, “Margin Indebtedness”) or (ii) the Borrower or any Affiliate thereof fails to observe or perform any other agreement or condition relating to any such Margin Indebtedness or guarantee or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Margin Indebtedness or the beneficiary or beneficiaries of such guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Margin Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Margin Indebtedness to be made, prior to its stated maturity, or such guarantee to become payable or cash collateral in respect thereof to be demanded; or

(m)       Other Cross-Default. (i) The Borrower or any of its Subsidiaries fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) in respect of any Indebtedness or guarantee (other than Indebtedness hereunder or any Margin Indebtedness) having an aggregate principal amount of more than [* * *]; (ii) the Borrower or any of its Subsidiaries fails to observe or perform any other agreement or condition relating to any such Indebtedness having an aggregate principal amount of more than [* * *] or guarantee or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such guarantee to become payable or cash collateral in respect thereof to be demanded; or (iii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which the Borrower or any of its Subsidiaries is the Defaulting Party (as defined in such Swap Contract) or (B) any Termination Event (as so defined) under such Swap Contract as to which the Borrower or any of its Subsidiaries is an Affected Party (as so defined) and, in either event, the Swap Termination Value owed by the Borrower or any of its Subsidiaries as a result thereof is greater than [* * *]; or

(n)       ERISA. (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of the Borrower or any of its Subsidiaries under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of the Threshold Amount or (ii) the Borrower or any of its Subsidiaries or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount.

8.02          Remedies Upon Event of Default. If any Event of Default occurs and is continuing, any Agent may and, upon request from the Required Lenders, shall take any or all of the following actions subject to the applicable Cure Period described in Section 8.04, and in the case of an Event of Default, the Administrative Agent will use commercially reasonable efforts to notify the Borrower by telephone call to the telephone number specified on Schedule 10.02; provided, that the failure to give such notice shall not affect the rights of any Agent to take any or all of the following actions:

(a)       declare the unpaid principal amount of the Loan, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower; and

(b)       exercise all rights and remedies available to it under the Loan Documents (including the enforcement of any and all Liens created pursuant to the Collateral Documents) and applicable Law;

provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code or any other similar Debtor Relief Law, the unpaid principal amount of the Loans and all interest and other amounts as aforesaid shall automatically become due and payable, in each case without further act of any Lender or Agent.

8.03          Application of Funds. After the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable as set forth in the proviso to Section 8.02), any amounts received by the Administrative Agent on account of the Obligations shall be applied by the Administrative Agent first, to the payment of all costs and expenses of the Administrative Agent and its counsel, and all other expenses, liabilities and advances made or incurred by the Administrative Agent, and all amounts for which the Administrative Agent is entitled to indemnification hereunder (in its capacity as an Agent and not as a Lender) and to the payment of all costs and expenses paid or incurred by the Administrative Agent in connection with the exercise of any right or remedy under any Loan Document, all in accordance with the terms hereof or thereof; second, to the extent of any excess of such proceeds, to the payment of all other Obligations for the ratable benefit of the Secured Parties; third, to the extent of any excess of such proceeds, to the payment of each Lender’s Ratable Share of the fees, costs, expenses and indemnities of the Administrative Agent set forth in clause (i) above; and fourth, to the extent of any excess of such proceeds, to the Borrower or as a court of competent jurisdiction may otherwise direct.

8.04          Cure Periods. Notwithstanding anything to the contrary in this Agreement:

(a)       Upon the occurrence of a failure to make a payment required under Section 2.07(a), so long as the LTV Ratio as of [* * *] on the date of such failure does not exceed [* * *], the Borrower shall have until [* * *] on the [* * *] following the Margin Call Payment Date to make such payment, during which the Administrative Agent shall not exercise any rights with respect to the Collateral; provided that (i) such nonpayment was solely as a result of operational error outside of the control of the Borrower, (ii) the Borrower had funds sufficient to enable it to make the relevant payment when due, (iii) the Borrower has provided to the Administrative Agent by [* * *] New York time on the date of such failure written evidence satisfactory to the Administrative Agent of the existence of such operational error, such sufficient funds no later than the time such payment otherwise would have been due pursuant to Section 2.07(a)(iii) and SWIFT, Fedwire or other instructions evidencing such required payment to be made, and (iv) the Borrower has undertaken to pay such unpaid amount in full no later than [* * *] on the [* * *] following the occurrence of such failure.

(b)       Upon the occurrence of a failure to make a payment of interest or other amounts due hereunder, so long as the LTV Ratio as of [* * *] on the date of such failure does not exceed [* * *], the Borrower shall have until [* * *] on the [* * *] following the date such payment was due to make such payment, during which the Administrative Agent shall not exercise any rights with respect to the Collateral; provided that (i) such nonpayment was solely as a result of operational error outside of the control of the Borrower, (ii) the Borrower had funds sufficient to enable it to make the relevant payment when due, (iii) the Borrower has provided to the Administrative Agent by [* * *] New York time on the date of such failure written evidence satisfactory to the Administrative Agent of the existence of such operational error and such sufficient funds and (iv) the Borrower has undertaken to pay such unpaid amount in full no later than [* * *] on the [* * *] following the occurrence of such failure.

8.05          Form 45-102F1. The Administrative Agent or the Lenders shall have the ability to file a Form 45-102F1 under National Instrument 45-102 of the Canadian Securities Administrators in respect of FCR Shares pledged by the Canadian Guarantor: (a) upon and following the filing of a Form 45-102F1 under National Instrument 45-102 of the Canadian Securities Administrators by another lender or counterparty in respect of FCR Shares pledged by the Canadian Guarantor; and (b) upon the occurrence of an Event of Default and while such Event of Default continues.

ARTICLE IX
AGENTS

9.01          Authorization and Authority. Each Lender hereby irrevocably appoints Citibank, N.A. to act on its behalf as the Administrative Agent and as the Calculation Agent hereunder and under the other Loan Documents and authorizes each Agent to take such actions on its behalf and to exercise such powers as are delegated to such Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Agents and the Lenders, and the Borrower shall not have rights as a third party beneficiary or otherwise of any of such provisions.

9.02          Agent Individually.

(a)       Each Person serving as an Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not such Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include each Person serving as an Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or other Affiliate thereof as if such Person were not an Agent hereunder and without any duty to account therefor to the Lenders.

(b)       Each Lender understands that each Person serving as an Agent, acting in its individual capacity, and its Affiliates (collectively, an “Agent’s Group”) are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research) (such services and businesses are collectively referred to in this Section 9.02 as “Activities”) and may engage in the Activities with or on behalf of the Borrower or its Affiliates. Furthermore, an Agent’s Group may, in undertaking the Activities, engage in trading in financial products or undertake other investment businesses for its own account or on behalf of others (including the Borrower and its Affiliates and including holding, for its own account or on behalf of others, equity, debt and similar positions in the Borrower or its Affiliates), including trading in or holding long, short or derivative positions in securities, loans or other financial products of one or more of the Borrower and its Affiliates. Each Lender understands and agrees that in engaging in the Activities, an Agent’s Group may receive or otherwise obtain information concerning the Borrower and its Affiliates (including information concerning the ability of the Borrower to perform its obligations hereunder or under the other Loan Documents) which information may not be available to any of the Lenders that are not members of an Agent’s Group. No Agent nor any member of such Agent’s Group shall have any duty to disclose to any Lender or use on behalf of the Lenders, and shall not be liable for the failure to so disclose or use, any information whatsoever about or derived from the Activities or otherwise (including any information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the Borrower or any Affiliate thereof) or to account for any revenue or profits obtained in connection with the Activities, except that an Agent shall deliver or otherwise make available to each Lender such documents as are expressly required by this Agreement to be transmitted by an Agent to the Lenders.

(c)       Each Lender further understands that there may be situations where members of an Agent’s Group or their respective customers (including the Borrower and its Affiliates) either now have or may in the future have interests or take actions that may conflict with the interests of any one or more of the Lenders (including the interests of the Lenders hereunder). Each Lender agrees that no member of an Agent’s Group is or shall be required to restrict its activities as a result of the Person serving as an Agent being a member of such Agent’s Group, and that each member of an Agent’s Group may undertake any Activities without further consultation with or notification to any Lender. None of (i) the Loan Documents, (ii) the receipt by an Agent’s Group of information (including Information) concerning the Borrower or its Affiliates (including information concerning the ability of the Borrower to perform its obligations hereunder and under the other Loan Documents) nor (iii) any other matter shall give rise to any fiduciary, equitable or contractual duties (including any duty of trust or confidence) owing by an Agent or any member of such Agent’s Group to any Lender including any such duty that would prevent or restrict an Agent’s Group from acting on behalf of customers (including the Borrower or its Affiliates) or for its own account.

9.03          Duties of the Agents; Exculpatory Provisions.

(a)       An Agent’s duties hereunder and under the other Loan Documents are ministerial and administrative in nature and no Agent shall have any duties or obligations except those expressly set forth herein or therein. Without limiting the generality of the foregoing, an Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, but shall be required to act or refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written direction of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein), provided that an Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent or any of its Affiliates to liability or that is contrary to this Agreement or applicable Law.

(b)       No Agent shall be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as such Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 10.01 or Section 8.02) or (ii) in the absence of its own gross negligence or willful misconduct. No Agent shall be deemed to have knowledge of any Default or Event of Default or the event or events that give or may give rise to any Default or Event of Default unless and until the Borrower or any Lender shall have given notice to such Agent describing such Default or Event of Default and such event or events.

(c)       No Agent nor any member of an Agent’s Group shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty, representation or other information made or supplied in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith or the adequacy, accuracy and/or completeness of the information contained therein, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (v) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or the perfection or priority of any Lien or security interest created or purported to be created hereby or thereby or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than (but subject to the foregoing clause (ii)) to confirm receipt of items expressly required to be delivered to an Agent.

(d)       Nothing in this Agreement shall require an Agent or any of its Related Parties to carry out any “know your customer” or other checks in relation to any Person on behalf of any Lender and each Lender confirms to the Agents that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by an Agent or any of its Related Parties.

9.04          Reliance by Agent. Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Each Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of the Loans that by its terms must be fulfilled to the satisfaction of a Lender, each Agent may presume that such condition is satisfactory to such Lender unless an officer of an Agent responsible for the transactions contemplated hereby shall have received notice to the contrary from such Lender prior to the making of the Loans. Each Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

9.05          Delegation of Duties. An Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Documents by or through any one or more sub-agents appointed by such Agent, and such Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties, provided that in each case that no such delegation to a sub-agent or a Related Party shall release an Agent from any of its obligations hereunder. Each such sub-agent and the Related Parties of an Agent and each such sub-agent shall be entitled to the benefits of all provisions of this Article IX and Section 10.04 (as though such sub-agents were an “Agent” hereunder and under the other Loan Documents) as if set forth in full herein with respect thereto.

9.06          Resignation of Agent. An Agent may at any time give notice of its resignation to the Lenders and the Borrower; provided that such resignation shall not be effective without the written consent of the Borrower. Upon receipt of any such notice of resignation and the Borrower’s written consent, the Required Lenders shall have the right to appoint a successor, which shall be a bank with (a) the same or higher rating than the Agent for its long term debt and (b) an office in New York, New York, or an Affiliate of any such bank with an office in New York, New York and such appointment shall be subject to the consent of the Borrower, in its sole discretion; provided that no such consent shall be required if an Event of Default under Section 8.01(a), (e) or (f) has occurred and is continuing. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation and the written consent to such resignation is received from the Borrower (such 30-day period, the “Lender Appointment Period”), then the retiring Agent may, but shall not be required to, appoint a successor Agent on behalf of the Lenders meeting the qualifications set forth above (including the written consent of the Borrower to such appointment). In addition and without any obligation on the part of the retiring Agent to appoint, on behalf of the Lenders, a successor Agent, the retiring Agent may at any time upon or after the end of the Lender Appointment Period notify the Borrower and the Lenders that no qualifying Person has accepted appointment as successor Agent and the effective date of such retiring Agent’s resignation which effective date shall be no earlier than three Business Days after the date of such notice. Upon the resignation effective date established in such notice and regardless of whether a successor Agent has been appointed and accepted such appointment, the retiring Agent’s resignation shall nonetheless become effective and (i) the retiring Agent shall be discharged from its duties and obligations as an Agent hereunder and under the other Loan Documents but shall not be relieved of any of its obligations as a Lender and (ii) all payments, communications and determinations provided to be made by, to or through such Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Agent, subject to the Borrower’s consent, if applicable, as provided for above in this paragraph. Upon the acceptance of a successor’s appointment as an Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties as an Agent of the retiring (or retired) Agent, and the retiring (or retired) Agent shall be discharged from all of its duties and obligations as an Agent hereunder and/or under the other Loan Documents but shall not be relieved of any of its obligations as a Lender (if not already discharged therefrom as provided above in this paragraph). The future fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring (or retired) Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 10.04 shall continue in effect for the benefit of such retiring (or retired) Agent, its sub agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring (or retired) Agent was acting as an Agent.

9.07          Non-Reliance on the Agents and Other Lenders.

(a)       Each Lender confirms to the Agents, each other Lender and each of their respective Related Parties that it (i) possesses (individually or through its Related Parties) such knowledge and experience in financial and business matters that it is capable, without reliance on the Agents, any other Lender or any of their respective Related Parties, of evaluating the merits and risks (including tax, legal, regulatory, credit, accounting and other financial matters) of (x) entering into this Agreement, (y) making its portion of the Loans and (z) taking or not taking actions hereunder, (ii) is financially able to bear such risks and (iii) has determined that entering into this Agreement and making its portion of the Loans is suitable and appropriate for it.

(b)       Each Lender acknowledges that (i) it is solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with this Agreement and the other Loan Documents, (ii) it has, independently and without reliance upon the Agents, any other Lender or any of their respective Related Parties, made its own appraisal and investigation of all risks associated with, and its own credit analysis and decision to enter into, this Agreement based on such documents and information as it has deemed appropriate and (iii) it will, independently and without reliance upon the Agents, any other Lender or any of their respective Related Parties, continue to be solely responsible for making its own appraisal and investigation of all risks arising under or in connection with, and its own credit analysis and decision to take or not take action under, this Agreement and the other Loan Documents based on such documents and information as it shall from time to time deem appropriate, which may include, in each case:

(i)         the financial condition, status and capitalization of the Borrower;

(ii)        the legality, validity, effectiveness, adequacy or enforceability of this Agreement and the other Loan Documents and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with this Agreement;

(iii)       determining compliance or non-compliance with any condition hereunder to the making of the Loans and the form and substance of all evidence delivered in connection with establishing the satisfaction of each such condition;

(iv)       the adequacy, accuracy and/or completeness of any other information delivered by the Agents, any other Lender or by any of their respective Related Parties under or in connection with this Agreement, the other Loan Documents, the transactions contemplated hereby and thereby or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with this Agreement.

9.08          Withholding Taxes. To the extent required by any applicable law, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. If the Internal Revenue Service or any other Governmental Authority asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender because the appropriate form was not delivered or was not properly executed or because such Lender failed to notify the Administrative Agent of a change in circumstance which rendered the exemption from, or reduction of, withholding Tax ineffective or for any other reason, or if Administrative Agent reasonably determines that a payment was made to a Lender pursuant to this Agreement without deduction of applicable withholding tax from such payment, such Lender shall indemnify the Administrative Agent fully for all amounts paid, directly or indirectly, by the Administrative Agent as Tax or otherwise, including any penalties or interest and together with all expenses (including legal expenses, allocated internal costs and out-of-pocket expenses) incurred.

9.09          Borrower’s Right to Deal Exclusively With Administrative Agent. Unless otherwise required hereunder, during the term of this Agreement, the Borrower shall be entitled to deal exclusively with the Administrative Agent.

ARTICLE X
MISCELLANEOUS

10.01          Amendments, Etc.

(a)       No amendment or waiver of any provision of this Agreement or any other Loan Document, nor consent to any departure by the Borrower or any Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Required Lenders, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided that, without the written consent of each Lender, no amendment, modification, termination, or consent shall be effective if the effect thereof would be to:

(i)        extend the scheduled final maturity of any Loan or Note;

(ii)       waive, reduce or postpone any scheduled repayment (but not prepayment);

(iii)      reduce the rate of interest on any Loan or any fee or any premium payable hereunder;

(iv)      extend the time for payment of any such interest or fees;

(v)       reduce the principal amount of any Loan;

(vi)      increase the Trigger LTV Ratio or the Maintenance LTV Ratio;

(vii)     amend, modify, terminate or waive any provision of this Section or any other provision of this Agreement that expressly provides that the consent of all Lenders is required;

(viii)    amend the definition of “Ratable Share”;

(ix)      release all or substantially all of the Collateral except as expressly provided in the Loan Documents including in connection with the exercise of any remedy or enforcement action against the Collateral; or

(x)       consent to the assignment or transfer by the Borrower or any Guarantor of any of its rights and obligations under any Loan Document;

provided further that notwithstanding anything to the contrary herein, upon the announcement of any Potential Adjustment Event or any other event that may have a diluting or concentrative effect on the theoretical value of the relevant Common Shares (as determined by the Calculation Agent), and without duplication of any adjustment pursuant to Section 1.02(d), the Calculation Agent may, without the consent of any other party, (a) make corresponding adjustments to one or more of the material terms of this Agreement as the Calculation Agent determines necessary to preserve for the Lenders the fair value of such material terms as in effect on the Third Restatement Date (as such fair value may be subsequently adjusted) and (b) determine the effective date(s) of the adjustment(s); provided, however, that if any such adjustment relates to an event giving rise to a calculation or determination by the Calculation Agent pursuant to Section 2.07(c), such adjustment shall be consistent with, and effected in accordance with the procedures set forth in, Section 2.07(c). Any such adjustments pursuant to the immediately preceding proviso shall be binding on all parties to the Loan Documents and all such parties shall enter into such documentation required to reflect such adjustments.

(b)       No amendment or waiver of any provision of this Agreement or any other Loan Document, nor consent to any departure by the Borrower therefrom, shall amend, modify, terminate or waive any provision of Article 9 as the same applies to any Agent, or any other provision hereof as the same applies to the rights or obligations of any Agent, in each case without the consent of such Agent.

(c)       If, in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender whose consent is necessary but not obtained being referred to herein as a “Non-Consenting Lender”), then the Borrower may elect to replace any such Non-Consenting Lender as a Lender party to this Agreement; provided that (i) such replacement does not conflict with any Laws, (ii) the Eligible Assignee shall consent to such proposed amendment, waiver or consent, (iii) the Eligible Assignee shall purchase, at par, all Loans and other amounts (including the payment of all interest and fees accrued prior to such date and payment of such Lender’s portion of the Remaining Initial Commitment Fee) owing to such replaced Lender on or prior to the date of replacement and (iv) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender. Upon any such assignment, such replaced Lender shall no longer constitute a “Lender” for purposes hereof; provided that any rights of such replaced Lender to indemnification hereunder shall survive as to such replaced Lender. Each Lender, the Administrative Agent and the Borrower agrees that in connection with the replacement of a Lender and upon payment to such replaced Lender of all amounts required to be paid under this Section 10.01(c), the Administrative Agent and the Borrower shall be authorized, without the need for additional consent from such replaced Lender, to execute an Assignment and Assumption on behalf of such replaced Lender, and any such Assignment and Assumption so executed by the Administrative Agent and the Borrower shall be effective for purposes of this Section 10.01(c) and Section 10.06.

10.02          Notices; Effectiveness; Electronic Communication.

(a)       Notices Generally. Except as provided in Section 8.02 and in subsection (b) below, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service or mailed by certified or registered mail, and all notices and other communications hereunder shall be made to the address, electronic mail address or telephone number specified for such Person on Schedule 10.02.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received. Notices delivered through electronic communications to the extent provided in subsection (b) below shall be effective as provided in such subsection (b).

(b)       Electronic Communications. Notices and other communications to any Person hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by such Person. An Agent, a Lender or the Borrower or any Guarantor may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless a Person otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed to be given when sent, provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor, provided that if such notice or communication is not sent during normal business hours of the recipient, such notice or communication shall be deemed received upon the opening of business on the next business day for the recipient.

(c)       Change of Address, Etc. Each of the Borrower, a Guarantor, an Agent and a Lender may change its address, electronic mail address or telephone number for notices and other communications hereunder by notice to the other party.

(d)       Reliance. Each Lender and Agent shall be entitled to rely and act upon any notices reasonably believed by it to have been given by or on behalf of the Borrower. The Borrower shall indemnify the Lenders, the Agents and each of their Related Parties from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice reasonably believed by it to have been given by or on behalf of the Borrower. All telephonic notices to and other telephonic communications with a Lender or an Agent may be recorded by such Lender or Agent and the Borrower hereby consents to such recording.

10.03          No Waiver; Cumulative Remedies. No failure by an Agent or a Lender to exercise, and no delay by an Agent or a Lender in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

10.04          Expenses; Indemnity; Damage Waiver.

(a)       Costs and Expenses. The Borrower shall pay (i) all out of pocket expenses incurred by the Lenders, the Agents and their Affiliates (including the reasonable and documented fees, charges and disbursements of one primary external counsel and such local counsel as may be reasonably necessary for any of the foregoing) in connection with (A) the preparation, negotiation, execution and delivery of this Agreement and the other Loan Documents, which shall not exceed an amount to be agreed in writing between the Borrower and the Administrative Agent, (B) the administration of this Agreement and the other Loan Documents by the Agent, which shall not exceed an amount to be agreed in writing between the Borrower and the Administrative Agent and (C) any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) all out of pocket expenses incurred by the Lenders, the Agents and their Affiliates (including the reasonable and documented fees, charges and disbursements of one external counsel for any of the foregoing) in connection with the enforcement or protection of their rights (A) in connection with this Agreement and the other Loan Documents, including their rights under this Section, or (B) in connection with the Loans made hereunder, including all such out of pocket expenses incurred during any workout, restructuring or negotiations in respect of the Loans.

(b)       Indemnification by the Borrower. The Borrower shall indemnify each Lender, each Agent and each of their Related Parties (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related out-of-pocket expenses (including the documented fees, charges and disbursements of any counsel for any Indemnitee) incurred by any Indemnitee or asserted against any Indemnitee by any Person arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto or thereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) the Loans or the use or proposed use of the proceeds therefrom, or (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, brought by any Person (including the Borrower and its Affiliates), and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that (1) such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee, (y) arise out of or are in connection with a breach in bad faith of its funding obligations under this Agreement by any such Indemnitee or (z) arise out of or are in connection with any claim, litigation, loss or proceeding not involving an act or omission of the Borrower or any of the Borrower’s Related Parties and that are brought by an Indemnitee against another Indemnitee (other than against any of the Agents in their capacities as such); and (2) any amount paid or payable by such Person in the settlement of any action, proceeding or investigation is made without the written consent of the Borrower, which consent will not be unreasonably withheld or delayed; provided, that the foregoing indemnity will apply to any such settlement in the event that the Borrower was offered the ability to assume the defense of the action that was the subject matter of such settlement and elected not to so assume; provided, further, that the foregoing shall not apply with respect to Taxes other than any Taxes that represent losses, claims or damages arising from any non-Tax claim.

(c)       Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable Law, neither the Borrower nor any Indemnitee shall assert, and each hereby waives, any claim against any Indemnitee or the Borrower, respectively, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the transactions contemplated hereby or thereby, the Loans or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(d)       Payments. All amounts due under this Section shall be payable by the Borrower on demand therefor.

(e)       Survival. The agreements in the first sentence of Section 2.09(a), in Article III, in the penultimate sentence of Section 10.02(d), in this Section, in Section 10.05 and in Section 10.15(b) shall survive the repayment of all Obligations under the Loan Documents.

10.05          Payments Set Aside. To the extent that any payment by or on behalf of the Borrower is made to an Agent or the Lenders (or an Agent on behalf of the Lenders), or a Lender or an Agent exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Lender or Agent in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred.

10.06          Successors and Assigns.

(a)       Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder and a Lender may not assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the provisions of subsection (c) of this Section or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (d) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (c) of this Section and, to the extent expressly contemplated hereby, the Indemnitees and Affiliates of the Lenders and the Agents) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)       Assignments by a Lender. A Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of the Loans at the time owing to it) pursuant to an Assignment and Assumption Agreement; provided that unless an Event of Default under Section 8.01(a), (e) or (f) has occurred and is continuing, such assignment shall be subject to the consent of the Borrower in its sole discretion, and each such assignment pursuant to this Section 10.06(b) shall be either (i) in an aggregate amount of not less than $10,000,000 or (ii) an assignment of all of a Lender’s rights and obligations hereunder. From and after the effective date specified in the Assignment and Assumption Agreement, and subject to the recordation thereof in the Register pursuant to Section 2.08(b), such Eligible Assignee shall be a party to this Agreement and, to the extent of the interest assigned by such Lender, have the rights and obligations of such Lender under this Agreement. Such Lender shall, to the extent of the interest so assigned, be released from its obligations under this Agreement (and, in the case of an assignment of all of such Lender’s rights and obligations under this Agreement, shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.03, 3.04, 10.04 and 10.05 (subject to the limitations and exceptions contained therein) with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, the Borrower (at its expense) shall execute and deliver new or replacement Notes to such Lender and the assignee (with a copy to the Administrative Agent), and shall execute and deliver any other documents reasonably necessary or appropriate to give effect to such assignment and to provide for the administration of this Agreement after giving effect thereto. The Borrower further agrees that, in the event that this Agreement is amended to increase the amount of Commitments hereunder, the Borrower shall not unreasonably withhold, condition or delay its consent to assign a portion of the Loans; provided, however, that in no event shall the Commitment of the Initial Lender be less than the amount required by Section 10.06(e).

(c)       Participations. A Lender may at any time sell participations to any Eligible Assignee (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of the portion of the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the Borrower, the other Lenders and the Administrative Agent for the performance of such obligations, (iii) the Borrower and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, and (iv) the prior written consent of Borrower shall be required if such Participant is an Israeli financial institution or an Affiliate of an Israeli financial institution. Any agreement pursuant to which a Lender sells a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement and the other Loan Documents; provided that if the Borrower has consented to the participation, such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that would require the consent of all of the Lenders or such Lender. The Borrower agrees that if it has consented to the participation, each Participant shall be entitled to the benefits of Sections 3.01 and 3.03 (subject to the limitations and requirements of those Sections) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section 10.06; provided, however, that such Participant agrees to be subject to Section 3.06 as if it were a Lender and shall not be entitled to the benefits of Section 3.01 to the extent of any Taxes imposed as a result of such Participant’s failure to provide the forms required under Section 3.01(e) as if it were a Lender (it being understood that the Participant shall provide such forms to the participating Lender instead of the Borrower). A Participant shall not be entitled to receive any greater payments under Sections 3.01 and 3.03 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, except to the extent that the sale of the applicable participation to such Participant was made with the Borrower’s prior consent. To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender; provided such Participant agrees to be subject to Section 2.10 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register in the United States on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans, or its other obligations under any Loan Document) except to the extent that such disclosure is necessary to establish that such Commitment, Loan, or other obligation is in registered form under Section 5f.103-1(c) of the Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(d)       Certain Pledges. A Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under a Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank.

(e)       Notwithstanding anything to the contrary in Section 10.06(b) and Section 10.06(c), in no event shall Citibank, N.A. or its Affiliates hold directly less than [* * *] of the aggregate amount of the Loans and Commitments hereunder, such [* * *] to be calculated to exclude any portion of the Loan that is participated without the Borrower’s consent other than a participation pursuant to a Swap Agreement. No consent of the Borrower shall be required under Section 10.06(c) if an Event of Default under Section 8.01(a), (e) or (f) has occurred and is continuing. No Agent in its capacity as such shall have any liability for a Lender’s failure to comply with the provisions of this Section 10.06. For the avoidance of doubt, nothing in this Agreement will be deemed to restrict a Swap Contract so long as such Swap Contract is not settled by an assignment or participation of the Loans in violation of this Section 10.06.

10.07          Confidentiality. The Lenders and the Agents agree to maintain the confidentiality of the Information (as defined below), except that Information may be (1) used by any Lender or Agent, its affiliates, agents and/or hedging counterparties in connection with, or upon, the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder  or (2) disclosed (a) to any of their Affiliates and to their and their Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by applicable Laws or by any subpoena or similar legal process, (d) to any other party hereto, (e) to any person (including, without limitation, to a purchaser or potential purchaser of Shares, any Issuer and/or the market generally) and/or by any Lender or Agent, its affiliates and/or agents in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement and the other Loan Documents or (ii) any actual or prospective counterparty (and its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to a Lender or Agent or any of their Affiliates on a nonconfidential basis from a source other than the Borrower; provided that the respective obligations of the Lenders and the Agents under this Section 10.07 will terminate upon any Default or Event of Default under Section 8.01 (without giving effect to any applicable Cure Period described in Section 8.04) that has occurred and is continuing (provided that, with respect to a Default that has not yet given rise to an Event of Default, such termination of obligations shall occur no earlier than 10 Business Days before such Default gives rise to an Event of Default).

For purposes of this Section, “Information” means all information received from the Borrower, its Affiliates or any of their respective directors, officers, employees or agents relating to the Borrower, other than any such information that is available to a Lender or Agent on a nonconfidential basis prior to disclosure by the Borrower or which is public information. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

10.08          Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates are hereby authorized at any time and from time to time, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any of its Affiliates to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch or office of such Lender or any such Affiliate different from the branch or office holding such deposit or obligated on such indebtedness. The rights of a Lender and its Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender or its Affiliates may have. Each Lender agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

10.09          Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If a Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of such Lender’s portion of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by a Lender exceeds the Maximum Rate, such Lender may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations.

10.10          Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective upon satisfaction of the conditions in Section 4.03 (or a waiver thereof) and when it shall have been executed by each of the Lenders and the Agents and when each Lender and Agent shall have received a counterpart hereof that bears the signature of the Borrower. Delivery of an executed counterpart of a signature page of this Agreement via telecopy or e-mail shall be effective as delivery of a manually executed counterpart of this Agreement.

10.11          Survival of Representations and Warranties. All representations and warranties made hereunder, in any Loan Notice and in any other Loan Document or other document required to be delivered pursuant hereto or thereto or required to be delivered in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Lenders and the Agents, regardless of any investigation made by any Lender or Agent or on its behalf and notwithstanding that any Lender or Agent may have had notice or knowledge of any Default at the time of the Loan, and shall continue in full force and effect as long as the Loans or any other Obligation shall remain unpaid or unsatisfied.

10.12          Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.13          Governing Law; Jurisdiction; Etc.

(a)       GOVERNING LAW. THIS AGREEMENT OR ANY MATTER ARISING OUT OF, RELATING TO, OR INCIDENTAL TO THIS AGREEMENT, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(b)       SUBMISSION TO JURISDICTION. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE, COUNTY AND CITY OF NEW YORK, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT ANY LENDER OR AGENT MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWER OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c)       WAIVER OF VENUE. THE BORROWER IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)       SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

10.14          Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

10.15          Judgment.

(a)       If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under any Loan Document in Dollars into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase Dollars with such other currency at its principal office at 11:00 A.M. on the Business Day preceding that on which final judgment is given.

(b)       The obligations of the Borrower in respect of any sum due to a Lender or an Agent, as the case may be, under any Loan Document shall, notwithstanding any judgment in any currency other than Dollars, be discharged only to the extent that on the Business Day following receipt by such Lender or Agent of any sum adjudged to be so due in such other currency, such Lender or Agent may in accordance with normal banking procedures purchase Dollars with such other currency. If the amount of Dollars so purchased is less than such sum due to such Lender or Agent, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Lender or Agent against such loss, and if the amount of Dollars so purchased exceeds such sum due to such Lender or Agent, such Lender or Agent agrees to remit to the Borrower such excess.

10.16          USA PATRIOT Act Notice. Each Lender and Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into Law October 26, 2001)) (the “PATRIOT Act”), it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or Agent to identify each Loan Party in accordance with the PATRIOT Act. The Borrower agrees to provide such information and take such actions as are reasonably requested by such Lender or Agent in order to assist such Lender or Agent in maintaining compliance with its procedures, the PATRIOT Act and any other applicable Laws.

10.17          Bankruptcy Code. The parties hereto agree that, to the fullest extent permitted by applicable Law, this Agreement is a “securities contract” as such term is defined in Section 741(7) of the Bankruptcy Code, qualifying for protection under Section 555 of the Bankruptcy Code; all transfers of cash, securities or other property under or in connection with this Agreement are “transfers”, “margin payments” or “settlement payments” made “by or to (or for the benefit of)” a “financial institution” (each as defined in the Bankruptcy Code) within the meaning of Section 546(e) of the Bankruptcy Code; and all obligations under or in connection with this Agreement represent obligations in respect of “termination values,” “payment amounts” or “other transfer obligations” within the meaning of Sections 362 and 561 of the Bankruptcy Code.

10.18          Conflicts. The parties acknowledge that (a) there is no hedging arrangement relating to any Loan between any Lender or any of its Affiliates on one hand and the Borrower or any of its Affiliates on the other hand, (b) there is no understanding between any Lender or any of its Affiliates on one hand and the Borrower or any of its Affiliates on the other hand regarding any hedging related to any Loan by any Lender or its Affiliates and (c) there is no arrangement or understanding for any Lender or its Affiliates to provide, and each Lender agrees not to provide and will use its reasonable best efforts to cause its Affiliates not to provide, the Borrower with any information regarding how, when or whether such Lender or its Affiliates hedges, or will hedge, any Loan; provided that neither the Borrower nor any Affiliate of the Borrower will request such information from the Lender or any Affiliate of the Lender. The Borrower will not seek to control or influence how, when or whether Lender will make any “purchases or sales” (within the meaning of Rule 10b5-1(c)(1)(i)(B)(3) under the Exchange Act) under any Loan entered into under this Margin Loan Agreement, including, without limitation, any Lender’s decision to enter into any hedging transactions or to conduct foreclosure sales of any Common Shares. The Borrower acknowledges that: (i) during the term of any Loan, any Lender and its Affiliates may buy or sell Common Shares or other securities or buy or sell options or futures contracts or enter into swaps or other derivative securities in order to establish, adjust or unwind its hedge position with respect to such Loan; (ii) any Lender and its Affiliates may also be active in the market for the Common Shares other than in connection with any hedging activities in relation to any Loan; (iii) any Lender shall make its own determination as to whether, when or in what manner any hedging or market activities in Common Shares or other securities shall be conducted and shall do so in a manner that it deems appropriate; and (iv) any market activities of any Lender and its Affiliates with respect to the Common Shares may affect the market price and volatility of the Common Shares, as well as the LTV Ratio, each in a manner that may be adverse to counterparty.

10.19          Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

10.20          Effect of Amendment and Restatement. As of the Third Restatement Date, this Agreement shall amend and restate the Second Amended and Restated Loan Agreement, but shall not constitute a novation thereof or in any way impair or otherwise affect the rights or obligations of the parties thereunder (including with respect to Loans and representations and warranties made thereunder) except as such rights or obligations are amended or modified hereby. For the avoidance of doubt, after the Third Restatement Date the Outgoing Borrower shall have no further obligations hereunder except with respect to acting as agent for service of process as set forth in Section 10.21. The Second Amended and Restated Loan Agreement as amended and restated hereby shall be deemed to be a continuing agreement among the parties, and all agreements delivered pursuant to or in connection with the Second Amended and Restated Loan Agreement not amended and restated in connection with the entry of the parties into this Agreement shall remain in full force and effect, each in accordance with its terms, as of the date of delivery or such other date as contemplated by such agreement to the same extent as if the modifications to the Second Amended and Restated Loan Agreement contained herein were set forth in an amendment to the Second Amended and Restated Loan Agreement in a customary form, unless such agreement has otherwise been terminated or has expired in accordance with or pursuant to the terms of this Agreement, the Second Amended and Restated Loan Agreement or such other agreement or as otherwise agreed by the required parties hereto or thereto.

10.21          Service of Process. Without prejudice to any other mode of service allowed under any relevant law, the Borrower:

(i)	irrevocably appoints Outgoing Borrower as its agent for service of process in relation to any proceedings in connection with any Loan Document; and

(ii)	agrees that failure by a process agent to notify the Borrower of the process will not invalidate the proceedings concerned.

If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrower must immediately (and in any event within five days of such event taking place) appoint another agent on terms acceptable to the Lender. Failing this, the Lender may appoint another agent for this purpose.

10.22          Eligible Financial Contract. The Loan Parties intend that this Agreement be an eligible financial contract (as defined in the Bankruptcy and Insolvency Act (Canada)).

[REMAINING SPACE INTENTIONALLY LEFT BLANK;

SIGNATURES TO FOLLOW ON NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Gazit-Globe Ltd. as Borrower

By:
Name:
Title:

By:
Name:
Title:

MGN (USA) INC., as Outgoing Borrower

By:
Name:
Title:

By:
Name:
Title:

CITIBANK, N.A., as Administrative Agent

By:
Name:
Title:

CITIBANK, N.A., as a Lender

Commitment: $360,000,000	By:
Name:
Title:

[Signature Page to Margin Loan Agreement]